                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                             BLUE RIDGE ENERGY, INC
                 (Name of Small Business Issuer in Its Charter)

               NEVADA                                    61-1306702
      (State of Organization)               (I.R.S. Employer Identification No.)

              632 ADAMS STREET, SUITE 710, BOWLING GREEN, KY 42101
                                 (502) 842-2421
          (Address and telephone number of principal executive offices)


      Securities registered pursuant to Section 12(b) of the Act: NONE

      Securities registered pursuant to Section 12(g) of the Act: Common Stock par value $.005 per value.

                               TABLE OF CONTENTS

                                   Form 10-SB

                            BLUE RIDGE ENERGY, INC.


PART I

         Item 1.   Description of Business                                                               3
         Item 2.   Management's Discussion and Financial Analysis                                        6
         Item 3.   Description of Property                                                              14
         Item 4.   Security Ownership of Certain Beneficial Owners and Management                       17
         Item 5.   Directors, Executive Officers, Promoters and Control Persons                         17
         Item 6.   Executive Compensation                                                               18
         Item 7.   Certain Relationships and Related Transactions                                       18
         Item 8.   Description of Securities                                                            20

PART II

         Item 1.   Market Price of and Dividends on the Registrant's Common Equity and
                   Other Shareholder Matters                                                            21
         Item 2.   Legal Proceedings                                                                    21
         Item 3.   Changes in and Disagreements with Accountants                                        22
         Item 4.   Recent Sales of Unregistered Securities                                              22
         Item 5.   Indemnification of Directors and Officers                                            23

PART F/S

         Financial Statements                                                                          F-1

PART III

         Index to Exhibits                                                                              24


OTHER
         Signatures                                                                                     25



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


                                     PART I


ITEM 1.  BUSINESS

GENERAL DESCRIPTION

         Blue Ridge Energy, Inc. (the "Registrant"), a Nevada corporation, was organized in November, 1994, as Gem Source, Incorporated ("Gem Source"), and subsequently changed the name of the company to Blue Ridge Energy, Inc. in May, 1996. The Registrant has offices at 632 Adams Street, Suite 710, Bowling Green, KY 42101.

         The Registrant is engaged in the exploration and development of oil and gas leases located primarily in Texas and Kentucky through one or more of the following activities: (i) acquisition of oil and gas leases, (ii) investment in partnerships sponsored by itself or affiliates, (iii) purchase of producing oil and gas properties, and (iv) acquisition of oil and gas companies which own properties and/or production. Wells drilled by the Registrant include both exploratory and development wells.

         The Registrant also owns and operates drilling rigs and provides such services to its affiliates and investment partnerships as well as to third parties. The Registrant intends to continue providing drilling services to the oil and gas industry and will actively pursue the acquisition of other service operations which complement its ongoing philosophy of vertically integrating such services.

         The Registrant intends to maintain an active role in the oil and gas industry as an operator of oil and gas wells, a sponsor of oil and gas drilling programs, a participant in oil and gas programs and as an independent producer of oil and gas. A discussion of the Registrant's historical development over the past three years can be found in Item 2, Management's Discussion and Financial Analysis.

COMPETITION, MARKETS AND REGULATIONS

         COMPETITION

         The oil and gas industry is highly competitive in all its phases. The Registrant encounters strong competition from other oil and gas producers. Many of its competitors possess substantially greater financial resources, which they can use to acquire economically desirable oil and gas properties.

         MARKETS

         The amounts of and price obtainable for oil and gas production from the Registrant's properties will be affected by market factors beyond the control of the Registrant. Such factors include the extent of domestic production, the level of imports of foreign oil and gas, the general level of market demand on a regional, national and worldwide basis, domestic and foreign economic conditions that determine levels of industrial production, political events in foreign oil-producing



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

regions, and variations in governmental regulations and tax laws and the imposition of new governmental requirements upon the oil and gas industry. There can be no assurance that oil and gas prices will not decrease in the future, thereby decreasing net Revenues from the Registrant's Properties.

         From time to time, there may exist a surplus of natural gas or oil supplies. The effect of which may be to reduce the amount of hydrocarbons that the Registrant may produce and sell, while such oversupply exists. In recent years, initial steps have been taken to provide additional gas transportation lines from Canada to the United States. If additional Canadian gas is brought to the United States market, it could create downward pressure on United States gas prices.

         REGULATIONS

         Environmental Regulation

         The federal government and various state and local governments have adopted laws and regulations regarding the control of contamination of the environment. These laws and regulations may require the acquisition of a permit by Operators before drilling commences, prohibit drilling activities on certain lands lying within wilderness areas or where pollution arises and impose substantial liabilities for pollution resulting from operations, particularly operations near or in onshore and offshore waters or on submerged lands. These laws and regulations may also increase the costs of routine drilling and operation of wells. Because these laws and regulations change frequently, the costs to the Registrant of compliance with existing and future environmental regulations cannot be predicted. However, the Registrant does not believe that the Company is affected in a significantly different manner by these regulations than are its competitors in the oil and gas industry.

         Federal Regulation of Natural Gas

         The transportation and sale of natural gas in interstate commerce is heavily regulated by agencies of the federal government. The following discussion is intended only as a summary of the principal statutes, regulations and orders that may affect the production and sale of natural gas from Registrant's properties. This summary should not be relied upon as a complete review of applicable natural gas regulatory provisions.

         FERC Orders

         Several major regulatory changes have been implemented by the Federal Energy Regulatory Commission ("FERC") from 1985 to the present that affect the economics of natural gas production, transportation and sales. In addition, the FERC continues to promulgate revisions to various aspects of the rules and regulations affecting those segments of the natural gas industry that remain subject to the FERC's jurisdiction. In April 1992, the FERC issued Order No. 636 pertaining to pipeline restructuring. This rule requires interstate pipelines to unbundle transportation and sales services by separately stating the price of each service and by providing customers only the particular service desired, without regard to the source for purchase of the gas. The rule also requires pipelines to (i) provide nondiscriminatory "no-notice" service allowing firm commitment shippers to receive delivery of gas on demand up to certain limits without penalties, (ii) establish a basis for release and



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reallocation of firm upstream pipeline capacity and (iii) provide non-discriminatory access to capacity by firm transportation shippers on a downstream pipeline. The rule requires interstate pipelines to use a straight fixed variable rate design. The rule imposes these same requirements upon storage facilities.

         FERC Order No. 500 affects the transportation and marketability of natural gas. Traditionally, natural gas has been sold by producers to pipeline companies, which then resold the gas to end-users. FERC Order No. 500 alters this market structure by requiring interstate pipelines that transport gas for others to provide transportation service to producers, distributors and all other shippers of natural gas on a nondiscriminatory, "first-come, first-served" basis ("open access transportation"), so that producers and other shippers can sell natural gas directly to end-users. FERC Order No. 500 contains additional provisions intended to promote greater competition in natural gas markets.

         It is not anticipated that the marketability of and price obtainable for natural gas production from the Registrant's Properties will be significantly affected by FERC Order No. 500. Gas produced from Registrant's properties normally will be sold to intermediaries who have entered into transportation arrangements with pipeline companies. These intermediaries will accumulate gas purchased from a number of producers and sell the gas to end-users through open access pipeline transportation.

         State Regulations

         Production of any oil and gas from the Registrant's properties will be affected to some degree by state regulations. Many states in which the Registrant will operate have statutory provisions regulating the production and sale of oil and gas, including provisions regarding deliverability. Such statutes, and the regulations promulgated in connection therewith, are generally intended to prevent waste of oil and gas and to protect correlative rights to produce oil and gas between owners of a common reservoir. Certain state regulatory authorities also regulate the amount of oil and gas produced by assigning allowable rates of production to each well or proration unit.

         Federal Leases

         Some of the Registrant's properties are located on federal oil and gas leases administered by various federal agencies, including the Bureau of Land Management. Various regulations and orders affect the terms of leases, exploration and development plans, methods of operation and related matters.

         Employees

         The Registrant has no employees. The Registrant's majority shareholder, Blue Ridge Group, Inc. ("Group"), however, has a staff of geologists, petroleum engineers, drilling and accounting personnel who administer the operations of Group and the Registrant. As of December 31, 1998, Blue Ridge had 63 employees. The Registrant pays a $20,000 per month Management Fee to Group for administrative and overhead expenses attributable to the Registrant's operations.



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


ITEM 2.  MANAGEMENT'S DISCUSSION AND FINANCIAL ANALYSIS

FINANCIAL OVERVIEW

         Blue Ridge Energy, Inc. ("Registrant") is an oil and gas exploration company incorporated in the state of Nevada with its home office in the Commonwealth of Kentucky. It currently conducts operations in Texas and Kentucky. The Registrant's Common Stock is traded "over-the-counter" with "BREY" as its stock symbol.

         During March, 1996, Blue Ridge Group, Inc. ("Group") acquired a majority interest in the Common Stock of the Registrant with the intent to develop it into a successful oil and gas exploration and development company. In May 1996, (1) a new Board of Directors and Executive Officers were elected, (2) the name of the company was changed from Gem Source, Incorporated to Blue Ridge Energy, Inc., and (3) the capitalization of Registrant was restructured. This included a 1 for 5 reverse stock split of the Registrant's Common Stock effective May 6, 1996, which brought the total shares of Common Stock issued and outstanding to 526,000 shares. Additionally, 5,000,000 shares of Preferred Stock were authorized at that time. Also, in 1996, Group decided to further capitalize the Registrant by loaning it $126,000 and by purchasing an additional 1,000,000 shares of restricted Common Stock for $50,000 bringing its total ownership at December 31, 1996 of the issued and outstanding Common Stock to 1,200,000 shares.

         Registrant has continued the development of its equity base from 1996 through 1998 with a series of four Preferred Stock private placements. In 1996 the Registrant acquired the assets (primarily cash and undeveloped oil and gas leases in eastern Kentucky) of Target Leasing, Ltd. I ("Target") with the issuance and exchange of 267,746 shares of Registrant's non-voting Series A Preferred Stock for the limited partners' interest in Target. The non-voting Series A Preferred Stock was valued at $0.93 per share. The Target limited partnership interests were valued at $2.78 per Unit based upon a valuation of the Partnerships oil and gas lease inventory. The Series A Preferred Stock bore a 12% annual dividend and was converted into one (1) share of Blue Ridge Energy Common Stock during 1998. A total of 267,746 common shares were issued for the Series A Preferred Stock.

         In conjunction with the above exchange offer, the Registrant also authorized the issuance and sale of up to 300,000 shares of Registrant's Series B Preferred Stock for $3.00 per share, cash. The Series B Preferred Stock bears a 12% annual dividend and is convertible into two (2) shares of Blue Ridge Energy, Inc. Common Stock During 1996 and 1997, 202,374 shares of Series B Preferred Stock were sold for approximately $607,000 and in 1998 approximately 175,000 shares of the issued Series B Preferred Stock were converted into Common Stock of the Registrant. By August 31, 1999, a total of 202,374 Series B Preferred shares had been converted into 404,748 shares of the Registrant's common stock.

         During 1997,the Registrant authorized the issuance and sale of up to 400,000 shares of Registrant's non-voting Series C Preferred Stock for $6.00 per share, cash, and sold 169,450 shares of Series C Preferred Stock for approximately $1,000,000 to shareholders. The Series C Preferred Stock bears a 12% annual dividend and is convertible into two (2) shares of Registrant's Common Stock by August 31, 1999. A total of 156,550 Series C shares have been converted into 313,100 shares of Registrant's common stock.



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

         The Registrant continued increasing its equity base, in 1998, by authorizing the issuance and sale of 1,000,000 shares of Registrant's non-voting Series D Preferred Stock for $5.00 per share, cash. In addition, the Registrant agreed to issue one Common Stock Warrant exercisable to purchase one share of the Registrant's Common Stock for $1.00 with each share of Series D Preferred Stock sold. The Series D Preferred Stock bears a 12 % annual dividend and is convertible into one (1) share of Blue Ridge Energy, Inc. Common Stock. As of December 31, 1998, 267,700 shares of Series D Preferred Stock had been sold for approximately $1,300,000 to 49 shareholders and 267,700 Common Stock Warrants were outstanding. By August 31, 1999, 474,450 Shares of Series D Preferred Stock had been sold for approximately $2,400,000 and 474,450 Common Stock Warrants were outstanding. None of the Series D Shares have been converted into the Registrant's Common Stock.

         The funds provided by these activities, as well as by the exercise in 1998 by Group of Warrants to purchase an additional 2,800,000 shares of Common Stock for $140,000 by Group at $0.05 per share, enabled the Registrant to continue to explore for and develop oil and gas wells through one or more of the following activities,: (i) acquisition and development of oil and gas leases;
(ii) investment in partnerships sponsored by itself or affiliates; (iii) purchase of producing oil and gas properties; and (iv) acquisition of oil and gas companies which own properties and/or production. Wells drilled and developed by the Registrant include both exploratory and development wells located, primarily, in Texas and Kentucky.

         Over the past three years, the Registrant has sponsored and invested in the private placement of nine (9) Limited Partnerships with subscriptions of approximately $11,500,000. Through these Limited Partnerships Blue Ridge has participated in and developed forty (40) oil and gas wells of which ten (10) are producing oil wells; eight (8) are producing gas wells; three (4) are dry holes; and eighteen gas wells (18) are in the process of being completed. It is anticipated that all seventeen of the gas wells will be completed as gas producers in 1999, thereby increasing the Registrant's oil and gas reserves substantially.

         The Registrant has also directly participated in the acquisition and development of oil and gas leases with mixed results over the past three years. As previously discussed, the Registrant acquired approximately 35,000 acres of undeveloped leasehold interests in 1996 from Target in exchange for Series A Preferred Stock. These leases had an average term of two to three years and, during that period, further evaluation of the leases determined that development of the leases would not be economically feasible. Therefore, the Registrant wrote the full carrying value of approximately $154,000 off as an impairment loss during 1997 and 1998.

         Also in 1996, the Registrant acquired an interest in drilling a gas well in Vermilion Parish, Louisiana for $126,000. Although initial results were very promising, the operator of the well, Mescalero Energy, Inc., filed for bankruptcy in 1997. As a result of the operator's difficulties Blue Ridge was unable to determine the productive capabilities of the well or the legal status of the production resulting from the well. Therefore, the Registrant recorded, in 1997, an impairment loss for the entire amount ($126,000) invested in this project.

         The end of 1997 and the beginning of 1998 saw a drastic decline in oil prices, thereby affecting the valuation of some of the Registrant's oil properties per its reserve reports at December 31, 1998. Based upon these prices, the Registrant determined that the carrying value of some of its oil and gas leases should be impaired, resulting in further impairment losses for 1998 of approximately $250,000.

         In the latter half of 1998, the Registrant entered into an agreement with its majority shareholder, Blue Ridge Group, Inc., to acquire and develop oil and gas wells in the Appalachian Basin of Kentucky and acquire drilling equipment. Historically, development of wells in this area has averaged an 85% to 90% success rate with four to five year payouts. At June 30, 1999, eleven wells in this program had been drilled; all of which are expected to be completed as commercial gas producers. The interests owned by the Registrant in these eleven wells are part of the eighteen wells in the process of being completed mentioned previously.

         During the first half of 1998, the Registrant expanded its activities with the purchase of two Ingersoll Rand drilling rigs and ancillary equipment for approximately $2,100,000. Approximately 50% of these rig and equipment purchases were from Blue Ridge Group, Inc. These purchases were funded by proceeds from the Registrant's Preferred Stock offerings and approximately $600,000 in long-term debt.

         By December 31, 1998, the Registrant had total assets of $3,000,000, total liabilities of $600,000 and shareholders' equity of $2,400,000. The Registrant's net income increased 154% to $48,000 from a net loss of $89,000 in 1997. Earnings per common share, which take into account cash dividends paid on preferred stock, increased 55% to a loss of $0.09 per share in 1998 from a loss of $0.20 per share in 1997. All per share data in this report has been adjusted to give effect to applicable stock issues and conversions.

INCOME STATEMENT REVIEW

         Net income was $48,000 in 1998, compared to a net loss of $89,000 in 1997. On a per share basis, which takes into account cash dividends paid on preferred stock, the Registrant had a net loss of $0.09 per share in 1998 as compared to a net loss of $0.20 per share in 1997.

         OPERATING REVENUES

         Operating revenues totaled $2,100,000 in 1998; a 29.7% decrease from the $3,000,000 recorded in 1997. The decrease in 1998 from 1997 was directly related to the activity level in the Registrant's sponsorship of Limited Partnerships for the drilling and development of oil and gas properties during these periods. As a result of this activity, the Registrant generated $2,100,000 in turnkey drilling contract sales and related fee income during 1998 as compared to $2,900,000 during 1997, a decrease of 29.9%. This decrease was caused by the Registrant spending a significant portion of the year raising capital through the sale of preferred stock rather than marketing its oil and gas Limited Partnerships.



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

          Increased production from the Registrant's oil and gas activities was negated by a sharp decline in oil prices in the early portion of 1998 thereby by causing oil and gas revenues to remain essentially unchanged.

         DIRECT OPERATING COSTS

         Direct operating costs totaled $1,400,000 in 1998, a 35.1% decrease from the $2,200,000 incurred in 1997. The changes in direct operating costs are directly and proportionally related to the changes in operating revenues previously discussed.

         OTHER OPERATING EXPENSES

         Other operating expenses decreased 23.3% to $655,000 in 1998 from the $854,000 experienced in 1997 despite an increase of 62.5%, or $127,000, in impairment losses on oil and gas leases recorded in 1998 as compared to such losses recorded in 1997. This decrease was accomplished primarily by improved efficiencies in the marketing of the Registrant's Limited Partnerships reduced marketing costs 63.5% to $127,000 in 1998 as compared to $346,000 in 1997. Additionally, a 43.3% reduction in General and Administrative costs to $166,000 in 1998 from $293,000 was caused by fewer of these costs being associated with corporate activities and more being directly associated with operating activities.

         OTHER INCOME (EXPENSE)

         Other income (expense) increased 2,976% to $95,000 in 1998 from $3,000 as a result of interest income generated by the funds received from Blue Ridge's preferred stock offering.

         INCOME TAXES

         The Registrant provided for income tax expense (benefit) of $25,000, $41,000 and $88,000 in 1998, 1997 and 1996, respectively. These provisions represent effective tax rates of 33% in each of those years. In 1998, 1997 and 1996, the Registrant had tax deductions for Intangible Drilling Costs resulting in tax credits of $100,000, $89,000 and $43,000, respectively. These tax credits were utilized, whenever possible, in order to reduce the cash impact of the income taxes.

BALANCE SHEET REVIEW

         ASSETS

         The Registrant's current assets increased 153% to $2,300,000 at the end of 1998 from $900,000 at the end of 1997. The increase in 1998 was generated by funds derived from the sale of the Registrant's preferred stock, as previously discussed. These funds were the primary source of a 387% increase in Advances to Related Parties to $1,470,000 at the end of 1998 as compared to $300,000 at the end of 1997. These short-term, interest bearing, unsecured advances were made to a related party in order to facilitate; (1) the acquisition and development of oil and gas properties in the Appalachian Basin, (2) the purchase of new Ingersoll Rand RD20 and TR4 drilling rigs and



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ancillary equipment and (3) improved interest income from available funds. The
Registrant's operations were the primary source of the 31% increase in cash to $481,000 and the 52% increase in accounts receivable from oil and gas development activities at the end of 1998 as compared to the end of 1997.

         Property and equipment decreased 18% to $540,000 at the end of 1998 as compared to $657,000 at the end of 1997 due to the recording of impairment losses on the Registrant's oil and gas lease inventory as previously discussed.

         Other assets increased 535% to $147,000 at the end of 1998 from $23,000 at the end of 1997 as a result of deposits made for the purchase of the drilling rig and ancillary equipment previously mentioned.

         LIABILITIES

         The Registrant's current liabilities increased 88% to $520,000 at year-end 1998 from $53,000 at the end of 1997 as a result of the Registrant's increased operations. Income taxes payable decreased zeroed out in 1998 and due to the Registrant's ability to utilize various tax credits and loss carry forwards to offset any tax liabilities.

         Effective January 1, 1996, the Registrant adopted provisions of the Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" which requires the use of the "liability" method under which deferred tax assets and liabilities are recognized for their estimated future tax consequences. The tax effect of significant temporary differences representing these net deferred taxes was $24,000 and $3,000 at December 31, 1998 and December 31, 1997, respectively. For further information regarding income taxes, see Note 8 of the Financial Statements.

         The Registrant had no long-term debt in any of the years ended December 31, 1998 and December 1997.

         STOCKHOLDERS' EQUITY

         Total capital invested in the Registrant for Common and Preferred Stock increased 71% to $2,900,000 at year-end 1998 from $1,700,000 at the end of 1997 as a result of the purchases of Preferred Stock by investors as previously discussed. Approximately 183,708 shares of Preferred Stock were converted into 367,416 shares of Common Stock during 1998 and the first 8 months of 1999. The Registrant's majority shareholder, Blue Ridge Group, Inc., exercised options to purchase 2,800,000 shares of Common Stock for $140,000 in February, 1998. For further information regarding the capital structure of the Registrant, see Note 7 of the Financial Statements.

         Despite recording net income of $48,000, the Registrant's retained earnings declined 144% to an accumulated deficit of $488,000 at December 31, 1998 from an accumulated deficit of $200,000 at December 31, 1997 as the result of the payment of cash dividends totaling $336,000 to the Registrant's Preferred Shareholders during the year.



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

CAPITAL RESOURCES AND LIQUIDITY

         Both the Registrant's current ratio (current assets/current liabilities) and quick ratio (quick assets/quick liabilities) are the same, due to the quick nature of the Registrant's current assets and liabilities. As a result of the Registrant's increased operating functions, at December 31, 1998, the current and quick ratios were 4.44 to 1, a decrease of 74% from 17.19 to 1 at the end of 1997. Management intends to maintain the Registrant's liquidity at levels designed to maximize the Registrant's flexibility in taking advantage of profitable opportunities as they arise while minimizing its cost of having adequate funds available for conducting its operations.

         During the two years ended December 31, 1998 and December 31, 1997, the Registrant has relied upon net inflows of cash from equity transactions, supplemented by net inflows of cash generated by its operating activities to fund the purchase of assets and its expansion. Generally speaking, management intends to fund further growth with similar equity transactions and improved cash flows from operations. It is also possible that further expansion will be aided through the use of long-term debt transactions, both secured and unsecured.

SIX MONTHS ENDED JUNE 30, 1999 AND JUNE 30, 1998

         Net Income was $293,000 for the six months ended June 30, 1999, as compared to $133,000 for the same period in 1998. On a per share basis, which takes into account cash dividends paid on preferred stock, the Registrant had earnings of $0.03 per share in 1999 as compared to a net loss of $0.01 per share for the same period in 1998. Operating revenues totaled $3,500,000 during the six months ended June 30, 1999, a 102% increase over the $1,700,000 recorded during the same period in 1998. This increase was directly related to increased activities by the Registrant in the sponsorship of Limited Partnerships for the drilling and development of oil and gas properties during 1999 as compared to 1998. The changes in direct operating costs, other operating expenses and other income were directly and proportionally related to those changes in operating revenues.

         The Registrant's current assets decreased 43.5% to $667,000 at June 30, 1999, as compared to $1,200,000 at June 30, 1998, as a result of the investments in drilling equipment previously discussed. Total assets increased 8.5% to $3,700,000 as a result of additions to long-term debt associated with the acquisition of the drilling equipment and a 45% increase in stockholders' equity to $2,800,000. The increase in stockholders' equity resulted from the sales of the Registrant's Preferred Stock as previously discussed.

         As a result of the Registrant's increased operating functions, at June 30, 1999 the current and quick ratios were 6.78 to 1, a decrease of 89% from
56.86 to 1 at June 30, 1998. During the six months ended June 30, 1999 and June 30, 1998, the Registrant has relied upon net inflows of cash from equity transactions, supplemented by net inflows of cash generated by its operating activities and additions to long-term debt to fund the purchase of assets and expansion. Management intends to continue funding further growth in a similar manner.



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






SELECTED FINANCIAL DATA

The following selected financial data, prepared in accordance with generally accepted accounting principles as of June 30, 1999 and 1998 along with December 31, 1998 and 1997, should be read in conjunction with the financial statements included in Part F/S.


                                                    Six Months Ended                  Year Ended
                                            ------------------------------   ----------------------------
                                              June 30,          June 30,      December 31,   December 31,
                                                1999              1998            1998           1997
                                            ------------      ------------   -------------   ------------
                                            (Unaudited)        (Unaudited)
Operating Revenues                          $  3,498,331      $  1,725,400   $   2,087,690   $  2,970,911
Direct Operating Costs                         2,715,594         1,334,073       1,455,607      2,244,138
                                            ------------      ------------   -------------   ------------
Gross Operating Income                           782,737           391,327         632,083        726,773
Other Operating Expenses                         361,852           181,320         654,892        853,945
                                            ------------      ------------   -------------   ------------
Net Operating Income (Loss)                      420,885           210,007         (22,809)      (127,172)
Other Income (Expense)                            16,364             4,035          95,622         (3,324)
                                            ------------      ------------   -------------   ------------
Net Income (Loss) Before Taxes                   437,249           214,042          72,813       (130,496)
Provision (Benefit)for Income Taxes              144,281            81,336          24,762        (41,134)
                                            ------------      ------------   -------------   ------------
Net Income (Loss)                           $    292.968      $    132,706   $      48,051   $    (89,362)
                                            ============      ============   =============   ============
Earnings (Loss) per Share                   $       0.03      $      (0.01)  $       (0.09)  $      (0.20)
                                            ============      ============   =============   ============
Weighted Average
Common Shares Outstanding                      5,219,698         1,726,600       3,062,868      1,576,200
                                            ============      ============   =============   ============




                                              June 30,          June 30,      December 31,   December 31,
                                                1999              1998            1998           1997
                                            ------------      ------------   -------------   ------------
                                            (Unaudited)        (Unaudited)
Total Assets                                $  3,663,438      $  1,974,460   $   2,995,342   $  1,592,702
Total Current Assets                        $    667,864      $  1,181,922   $   2,308,718   $    911,598
Total Liabilities                           $    894,559      $     60,995   $     583,933   $     93,236
Total Current Liabilities                   $     98,443      $     20,788   $     519,701   $     53,029
Total Shareholders' Equity                  $  2,768,879      $  1,913,465   $   2,411,409   $  1,499,466
Cash Dividends Paid                         $    147,923      $    151,312   $     336,448   $    231,447
Total Retained Deficit                      $   (343,209)     $   (137,128)  $    (488,254)  $   (199,857)

YEAR 2000

         The Year 2000 issue results from computer programs and embedded computer chips with date fields that cannot distinguish between the years 1900 and 2000. The Registrant is currently implementing the steps necessary to make its operations and the related operations of the Registrant capable of addressing the Year 2000. These steps include upgrading and certifying its computer systems and field operation services and obtaining Year 2000 compliance certification from all important business suppliers. The Registrant anticipates that all of its mission critical systems will be capable of Year 2000 operations.

         The Registrant's business systems are almost entirely comprised of off-the-shelf software. Most of the necessary changes in computer instructional code can be made by upgrading this software. The Registrant is currently in the process of either upgrading the off-the-shelf software or receiving certification as to Year 2000 compliance from vendors or third party consultants.

         The Registrant does not believe that costs incurred to address the Year 2000 issue with respect to its business systems will have a material effect on the Registrant's results of operations, or its liquidity and financial condition. The estimated total cost to the Registrant to address Year 2000 issues is projected to be less than $10,000.

         The failure to correct a material Year 2000 problem could result in an interruption, or failure of certain normal business activities or operations. Based on activities to date, the Registrant believes that it will be able to resolve any Year 2000 problems concerning its financial and administrative systems. It is undeterminable how all the aspects of the Year 2000 will impact the Registrant. The most reasonably likely worst case scenario would involve a prolonged disruption of external power sources upon which core equipment relies, resulting in a substantial decrease in the Registrant's oil and gas production activities. In addition, the pipeline operators to whom the Registrant sells the Registrant's natural gas, as well as other customers and suppliers, could be prone to Year 2000 problems that could not be assessed or detected by the Registrant. The Registrant is contacting its major purchasers, customers, suppliers, financial institutions and others with whom it conducts business to determine whether they will be able to resolve in a timely manner any Year 2000 problems directly affecting the Registrant and to inform them of the Registrant's internal assessment of its Year 2000 review. There can be no assurance that such third parties will not fail to appropriately address their Year 2000 issues or will not themselves suffer a Year 2000 disruption that could have a material adverse effect on the Registrant's activities, financial condition or operating results. Based upon these responses and any problems that arise during the testing phase, contingency plans or back-up systems would be determined and addressed.

ITEM 3.  PROPERTIES

         As of December 31, 1998, the Registrant has acquired interests in producing oil and gas properties, which are generally described below.

PRINCIPAL OIL AND GAS PRODUCING PROPERTIES

The Registrant's most valuable wells, based upon year-end engineering estimates of discounted future net revenues using constant pricing and costs, are described below.

1. Approximately 75% of total value is from the Homestake #1oil well in Lea County, New Mexico. The Homestake #1 produces from the Wilcox formation.

2. The Keagan Gibson #1 oil well is in Smith, County, Texas and produces from the Frio and Vicksburg formations, accounting for 12% of the value.

3. Eight oil wells are in Fayette County, Texas and produce from the Austin Chalk Formation, accounting for 13% of the value.

There are no other wells owned by the Registrant contributing to the Registrant's total reserve values at December 31, 1998.

Since December 31, 1998 Registrant' has embarked on an Appalachian Basin drilling program. To date 25 wells have been drilled, 8 of which are currently selling gas. There has been one dry hole. The remaining 16 wells are in varying stages of development.


TITLE TO PROPERTIES

         Title to substantially all significant producing properties of the Registrant has been examined. The properties are subject to royalty, overriding royalty and other interests customary in the industry. Management does not believe any of these burdens materially detract from the value of the properties or will materially detract from the value of the properties or materially interfere with their use in the operation of the business of the Registrant.

PRODUCTION AND SALES PRICE

         The following table summarizes the sales volumes of the Registrant's net oil and gas production expressed in BBLs of oil. Equivalent BBLs of oil are obtained by converting gas to oil on the basis of their relative energy content; Six thousand cubic feet of gas equals one barrel of oil.



                                                      Net Production             Net Production
                                                    For the Year Ended         For the Year Ended
                                                     December 31, 1998          December 31, 1997
                                                    ------------------         ------------------
Net Volumes (Equivalent BBls)                                    1,719                         76

Average Sales Price
   per Equivalent BBL                                          $ 15.99                    $ 16.80

Average Production Cost
   per Equivalent BBL
   (includes production taxes)                                 $ 15.85                    $218.13


NET PROVED OIL AND GAS RESERVES

         Presented below are the estimates of the Registrant's proved reserves as of December 31, 1998 and 1997. All of the Registrant's proved reserves are located in the United States.


                                                   December 31,                 December 31,
                                                      1998                          1997
                                            ------------------------       -----------------------
                                                     Natural                       Natural
                                               Oil            Gas             Oil           Gas
                                            ---------       --------       --------       --------
                                              (BBLS)         (MMCF)         (BBLS)         (MMCF)
Proved developed reserves at end of
   year                                        58,037             13          2,236              4
                                            =========       ========       ========       ========
Proved reserves:
   Balance at beginning of year                 2,236              4          1,005         40,005
   Extensions, discoveries
      and other additions                      44,067             --          1,076             --
   Revisions of previous estimates                 --             --           (349)       (40,000)
   Purchases of minerals in place              13,452             11            580             --
   Production                                  (1,718)            (2)           (76)            (1)
                                            ---------       --------       --------       --------
   Balance at end of year                      58,037             13          2,236              4
                                            =========       ========       ========       ========

         The following table summarizes by acquisition the Registrant's reserves and gross and net interests in producing oil and gas wells as of December 31, 1998:

                                    Reserves
                                December 31, 1998


                                                      Natural
     Acquisition             States                 Oil        Gas                     Wells
----------------------       ------             ---------   ----------          --------------------
                                                  (BBLS)      (MMCF)            Gross          Net
Interests in Sponsored
Limited Partnerships:
   Blue Ridge Energy
   Production Fund LP          TX                   6,885           13             8.0       0.95934
   Paluxy LP                   TX                   7,085           --             1.0       0.09410
   Homestake LP                NM                      25           --             1.0       0.00040

Direct Interest                NM                  44,042           --             1.0       0.66866
                                                ---------   ----------          ------      --------
   Homestake #1 Well

Total Interests                                    58,037           13            11.0       1.72250
                                                =========   ==========          ======      ========

         There are numerous uncertainties inherent in estimating quantities of proven reserves and in projecting the future rates of production, timing and plan of development. Oil and gas reserve engineering must be recognized as a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and estimates of other engineers might differ from those above. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of the estimate may justify revision of such estimate, and, as a general rule, reserve estimates based upon volumetric analysis are inherently less reliable than those based on lengthy production history. Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered.

         In estimating the oil and natural gas reserves, the Registrant, in accordance with criteria prescribed by the Securities and Exchange Commission, has used prices received as of December 31, 1998 without escalation, except in those instances where fixed and determinable gas price escalations are covered by contracts, limited to the price the Registrant reasonably expects to receive.

         Future prices received for the sale of the Registrant's product may be higher or lower than the prices used in the evaluation described above; the operating costs relating to such production may also increase or decrease from existing levels. The estimates presented above are in accordance with rules adopted by the Securities and Exchange Commission.

ITEM 4.  SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         Blue Ridge Group, Inc. ("Group") acquired control of the Registrant in March, 1996 when Group acquired 1,000,000 shares of restricted common stock at $0.10 per share. In May, 1996 the Common shares were the subject of a 5 to 1 reverse split and in June, 1996 Group acquired another 1,000,000 shares of restricted common stock from the Registrant's treasury for $0.05 a share, or $50,000 and options to purchase an additional 2,000,000 shares of restricted common stock a $0.05 per share. No significant market existed for the common shares at the time. During February, 1998, the Registrant granted options to Group to purchase an additional 5,000,000 shares of restricted common stock at $0.05 per share. The option exercise price was 40% of the bid price for Registrants common stock at the time.

         During 1997 and 1998 Group exercised options to purchase 3,000,000 shares of restricted common stock at $0.05 per share. Group distributed 1,089,425 of these shares to investors in several of its partnerships. As of December 31, 1998 and June 30, 1999, there were 5,171,578 and 5,219,698 shares, respectively, of the Registrant's common stock issued and outstanding. Of these outstanding shares Group held a total of 3,110,575 shares or approximately 59.6%. As of August 31, 1999, there were 5,788,994 shares of Registrants common stock issued and outstanding of which Group held a total of 3,110,575 shares or approximately 53.7%.

         As of December 31, 1998 and June 30,1999 there are no other shareholders holding 5% or more of the issued and outstanding common stock.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         Set forth below is certain information as of August 25, 1999 regarding the directors and executive officers of the Registrant.

                        DIRECTORS AND EXECUTIVE OFFICERS


                                Position(s) with
      Name              Age    The Registrant and Other Companies
-------------------     ---    ----------------------------------
Robert D. Burr          53     Chairman of the Board of the Registrant,
                               President and Chief Executive Officer

J. Thomas Cook, Jr.     46     Director of the Registrant, Senior Vice President-
                               Finance and Chief Financial Officer

Gregory B. Shea         37     Director of the Registrant; Senior Vice President-Operations

ROBERT D. BURR, age 53, Bowling Green, Kentucky, has been Chairman of the Board, President and Chief Executive Officer of the Registrant since May, 1996. A native of Port Arthur, Texas, Mr. Burr attended McNeese State College, Lake Charles, Louisiana. He has been active for over 20 years in the oil and gas business with a myriad of companies. During that time, he has drilled or operated over 350 wells in Texas, Kentucky, Oklahoma, Utah and West Virginia. During the last five years, he has been associated with Pacific Capital Energy, Ltd. and has been the Chairman of the Board, President and Chief Executive Officer of Blue Ridge Group, Inc., Bowling Green, Kentucky, since August, 1993.

J. THOMAS COOK, JR., age 46, Bowling Green, Kentucky, has been Vice President, Finance and a Director of the Registrant since May, 1996. Mr. Cook also serves as Secretary and Treasurer of the Registrant. He is an accountant by training, and a graduate of Stephen F. Austin State University, Nacogdoches, Texas. He has 11 years experience in various phases of the financial side of the oil and gas industry between 1978 and 1989. From 1983 to 1989, he was Vice President, Finance and Treasurer of the Shanley Corp., Dallas, Texas, a publicly owned oil and gas exploration company with retail gas stations and public drilling funds. From 1990 through 1994, he served in various financial capacities for a group of Florida based companies with interests in Caribbean resorts, stores, and manufacturer of bath products. Since June 1, 1995, he has been a Director and the Vice-President - Finance and Chief Financial Officer of Blue Ridge Group, Inc. In 1997, Mr. Cook became the brother-in-law of Mr. Burr.

GREGORY B. SHEA., age 37, Bowling Green, Kentucky, has been a Director and Senior Vice President-Operations of the Registrant since August, 1999. Mr. Shea has been President of Blue Ridge Builders, Inc. a residential/commercial builder in Bowling Green, Kentucky and a majority-owned subsidiary of Blue Ridge Group, Inc. since November 1994 and he was elected a Director of Blue Ridge Group, Inc. in February, 1995. Since that time, Mr. Shea has successfully managed Group's Kentucky Drilling and Field Operations. A native of Plano, Texas, he relocated in late 1987 to California and in 1989 accepted a position managing the sales and finance divisions of an Infiniti dealership in Tustin, California. In 1994, he was engaged to assist in the restructure of a stagnating Ford dealership in Warrensburg, Missouri by developing a profitable, successful dealership through the reorganization of its sales, service and management teams. Between 1981 and 1986, he attended the University of North Texas. Mr. Shea is the son-in-law of Mr. Burr.

ITEM 6.  EXECUTIVE COMPENSATION

         The following compensation was paid to the executives of the Registrant during the years ended December 31, 1998 and 1997:

                                           December 31,           December 31,
                                              1998                   1997
                                           ------------           ------------
         Robert D. Burr                    $       0.00           $  25,000.00

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Blue Ridge Group, Inc. ("Group") owns approximately 53.7% of the Common Stock of the Registrant as of August 31, 1999. The Registrant has entered into several transactions with Group as follows:

         COMMON STOCK TRANSACTIONS

         In March, 1996, Group acquired 1,000,000 shares of restricted common stock for $0.10, or $100,000. In June, 1996, Group acquired another 1,000,000 shares of restricted common stock from the Registrant for $0.05 per share, or $50,000 and options to purchase an additional 2,000,000 shares of restricted common stock at $0.05 per share. During February, 1998 the Registrant granted warrants to Group to purchase an additional 5,000,000 shares of restricted common stock at $0.05 per share.

         During 1997 Group exercised options to purchase 200,000 restricted shares of the Registrant's common stock and subsequently distributed these shares to the investors in one of its partnerships. During 1998 Group exercised options to purchase 2,800,000 restricted shares of the Registrant's common stock and subsequently distributed 889,425 of these shares to investors in several of its partnerships. At June 30, 1999, Group owned 3,110,575 shares of the Registrant's common stock and had options remaining to purchase 4,000,000 shares of restricted common stock at $0.05 per share.

         ADVANCES TO RELATED PARTIES

         During 1996, Group advanced $126,000 to the Registrant for the purchase of a working interest in a well in Louisiana. This advance was repaid during the first quarter of 1997.

         During 1997, the Registrant purchased for $250,000 the JW Harris #1C oil well from two shareholders of Group. Subsequent to this purchase, the well's performance deteriorated significantly and the selling parties agreed to buy the well back from the Registrant of the original purchase price of $250,000. This $250,000 was paid in full in March of 1998.

         During 1998, the Registrant agreed to acquire drilling equipment and acquire and develop oil and gas properties in the Appalachian Basin of Kentucky with Group. In order to facilitate the acquisition of these properties and equipment, the Registrant advanced approximately $1,300,000, bearing interest at 12% per annum, to Group. As of June 30, 1999, approximately $98,989 in interest had been earned under this arrangement and the entire balance had been repaid via Group's drilling of 10 gas wells for the Registrant and the sale of a drilling rig and ancillary drilling equipment to the Registrant.

         CONTRACTUAL AGREEMENTS

         Since June of 1996, the Registrant has entered into turnkey drilling contracts with Group for the acquisition, drilling, completing and equipping of oil and gas wells for the Registrant and the Limited Partnerships that the Registrant has sponsored. A summary of the amounts involved in these contracts is as follows:

         Year Ended                     December 31, 1996            $ 1,308,070
         Year Ended                     December 31, 1997            $ 2,227,560
         Year Ended                     December 31, 1998            $ 1,428,382
         Six Months Ended                   June 30, 1999            $ 2,417,000

         Additionally, Group provides various management, administrative, accounting and geological services for the Registrant for a fee of $20,000 per month. The Registrant also reimburses Group for direct costs paid on its behalf.

ITEM 8.  DESCRIPTION OF SECURITIES

         The Registrant is authorized to issue two classes of stock that are designated, respectively, common and preferred stock. The total number of shares of stock which the Registrant initially had the authority to issue was 20,000,000 shares being designated as common stock. As of June 30, 1999 the Registrant was authorized to issue 25,000,000 shares of stock, 20,000,000 being designated as common stock and 5,000,000 designated as preferred stock.

COMMON STOCK

         As of August 31, 1999, there were 5,788,944 shares of the Registrant's Common Stock, which has a par value of $0.005 per share issued and outstanding. Each holder of the Common Stock shall be entitled to one vote for each share of the Common Stock standing in his name on the books of the Registrant. Series A and B Preferred Stock had all been converted to common stock by August 31, 1999. A total of 156,550 Series C Preferred shares had also been converted to common stock. See footnote 7 to the accompanying December 31, 1998 financial statements for additional disclosure concerning the Company's Preferred and Common Stock.

SERIES D PREFERRED STOCK

         During 1998, the Registrant authorized the issuance and sale of 1,000,000 shares of Series D Preferred Stock ("Series D Stock") which has a par value of $0.001 per share at $5.00 per share. The Series D Stock bears a 12% per annum dividend payable monthly. . Each share of the Series D Stock shall be converted automatically into one (1) share of Common Stock effective when a registration statement for the Common Stock is filed with the SEC or two years from issuance, whichever occurs first.

         In the event of any liquidation, dissolution or winding up of the Registrant, either voluntary or involuntary, the holders of Series D Stock shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds of the Registrant to the holders of Common Stock, but subordinate to the liquidation preference of the Series C Preferred Stock, the amount of $5.00 per share plus all unpaid dividends on such share of each share of Series D Stock then held by the shareholder. At August 31, 1999, there were 474,450 shares of Series D Stock issued and outstanding and 12,900 shares of Series C Preferred stock outstanding.

SERIES D COMMON STOCK WARRANTS

         During 1998, the Company authorized the issuance and sale of 1,000,000 Series D Common Stock Warrants ("Warrants") exercisable to purchase one share of the Company's Common Stock for $1.00. One Warrant is to be issued with each share of Series D Preferred Stock sold. At August 31, 1999, there were 474,450 Warrants issued and outstanding.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

         The Common Stock of the Registrant is traded OTCBB with "BREY" as its stock symbol. The range of high and low bid information as quoted by bigcharts.com for each quarter since January 1, 1997 is as follows:

                                High Bid                Low Bid
                               ----------              ---------
         March 31, 1997         $    7.00              $    5.00
         June 30, 1997          $    6.00              $   1.125
         September 30, 1997     $    3.00              $   1.125
         December 31, 1997      $    1.00              $   0.125
         March 31, 1998         $    0.50              $   0.125
         June 30, 1998          $    1.75              $    1.75
         September 30, 1998     $   1.375              $  1.0625
         December 31, 1998      $  1.0312              $  0.4062
         March 31, 1999         $    0.50              $  0.4062
         June 30, 1999          $    3.50              $    2.25

         These quotations reflect inter dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions.

         The Preferred Stock of the Registrant is not traded on any exchange and there is no trading market for the Preferred Stock.

DIVIDEND INFORMATION

         No cash dividends have been declared or paid on the Registrant's Common Stock since the Registrant's inception.

SHAREHOLDER INFORMATION

         As of August 31, 1999, there are 467 shareholders of the Registrant's Common Stock.


ITEM 2.  LEGAL PROCEEDINGS

         The Registrant is not aware of any material pending legal proceedings to which it is a party or of which any of its property is the subject.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES SALES OF PREFERRED STOCK


   TITLE OF           CLASS OF        NO. OF      APPROX.      PRICE PER      SHARES   TOTAL AMT.   COMMISSIONS &
   SECURITY           INVESTOR       INVESTORS   DATE SOLD       SHARE         SOLD       SOLD     DISCOUNTS PAID
---------------    --------------    ---------   ---------     ---------     --------  ----------  --------------
Series A           Accredited            38           7/96 to  $    0.93      224,664  $  208,938  $            0
Preferred Stock    Non-Accredited        29           8/96                     73,082      68,753               0
                                     ---------                               --------  ----------  --------------
                                         67                                   297,746  $  277,691  $            0

Series B           Accredited            15           8/96 to       3.00       60,658  $  181,974  $       27,296
Preferred Stock    Non-Accredited        11           8/97                     20,683      62,049           9,037
                                     ---------                               --------  ----------  --------------
                                         26                                    81,341  $  244,023  $       36,603

Series C           Accredited            29           5/97 to       6.00       71,750  $  730,500  $       64,575
Preferred Stock    Non-Accredited        29          12/97                     97,700     586,200          87,930
                                     ---------                               --------  ----------  --------------
                                         58                                   169,450  $1,016,700  $      152,505

Series D           Accredited            96           6/98 to       5.00      451,700  $2,258,500  $      338,775
Preferred Stock    Non-Accredited         8           present                  22,750     113,750          17,063
                                     ---------                               --------  ----------  --------------
                                        104                                   474,450  $2,372,250  $      355,838



RECENT SALES OF UNREGISTERED SALES OF COMMON STOCK.


During the year ended 1998 and six months ended June 30, 1999, certain preferred stockholders converted their preferred stock, into the Company's unregistered common stock at various conversion ratios. A detail of such transaction is described in Part I, item 8 of this registration statement.

During the period March 1996 through June 30, 1999, Blue Ridge Group Inc. acquired a total of 3,110,575 of restricted common stock of the Registration through cash purchases and exercise of options at varying prices. Such transactions are explained in more detail in Part I, item 4 and item 7 of this registration statement.

                     RECENT SALES OF UNREGISTERED SECURITIES
                          SALES OF PARTNERSHIP INTEREST


                                                                                                        COMMISSIONS
                           CLASS OF       NO. OF        SALES     PRICE PER    UNITS      TOTAL AMT.    & DISCOUNTS
TITLE OF SECURITY          INVESTOR      INVESTORS     PERIOD       UNIT        SOLD         SOLD          PAID
------------------      --------------   ---------     ------     ---------   -------     ----------    -----------
Blue Ridge Energy       Accredited           38          8/96 to   12,000      68.725     $  825,000        123,750
Production Fund LP      Non-Accredited       33         10/96                  36.000        432,000         64,800
                                         ---------                            -------     ----------    -----------
                                             71                               101.750     $1,257,000        188,550

Smackover/              Accredited           31         10/96 to   10,000      79.370     $  793,750        119,062
Woodbine LP             Non-Accredited       19          2/97                  35.500        355,000         53,250
                                         ---------                            -------     ----------    -----------
                                             50                               114.870     $1,148,750        172,312

Paluxy LP               Accredited           36          2/97 to   12,950      46.050     $  596,347         89,452
                        Non-Accredited       33          8/97                  31.750        411,163         61,674
                                         ---------                            -------     ----------    -----------
                                             69                                77.800     $1,007,510        151,126

Home Stake LP           Accredited           29          7/97 to   14,775      58.250     $  860,644        129,097
                        Non-Accredited       30         10/97                  29.750        439,556         65,933
                                         ---------                            -------     ----------    -----------
                                             59                                89.000     $1,300,200        195,030

Sherman/Moore LP        Accredited           31         10/97 to   18,500      62.250     $1,151,625        172,744
                        Non-Accredited       19         11/97                  25.250        467,125         70,069
                                         ---------                            -------     ----------    -----------
                                             50                                87.500     $1,618,750        242,813

Phillips/               Accredited           45          2/98 to   15,000      57.350     $  860,250        129,037
Blue Ridge LP           Non-Accredited       24          4/98                  25.000        375,000         56,250
                                         ---------                            -------     ----------    -----------
                                             69                                82.350     $1,235,000        185,287


1998 Year End LP        Accredited           68         12/98 to   15,000     113.420     $1,701,300        255,195
                        Non-Accredited        9          3/99                  10.420        156,300         23,445
                                         ---------                            -------     ----------    -----------
                                             77                               123.840     $1,657,600        278,640

Harlan County LP        Accredited           63          3/99 to    9,000     103.000     $  927,000        139,050
                        Non-Accredited       13          4/99                  22.000        198,000         29,700
                                         ---------                            -------     ----------    -----------
                                             76                               125.000     $1,125,000        168,750

Cumberland Gap LP       Accredited           85          4/99 to    6,000     170.250     $1,021,500        153,225
                        Non-Accredited       17          7/99                  31.500        189,000         28,350
                                         ---------                            -------     ----------    -----------
                                            102                               201.750     $1,210,500        181,575

         The Company claimed exemptions from the registraton of the aforementioned securities (preferred stock, common stock and partnership interest) under Regulation D, Rule 505 and 506 of the Securities Act of 1933.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Each Director and each Officer of the Registrant has been indemnified by the Registrant pursuant to its Articles of Incorporation.

                                    PART F/S


                                                                            PAGE
                                                                            ----
Audited Financial Statements for December 31, 1998 and 1997                F - 2

Independent Auditors' Report                                               F - 3
Balance Sheets                                                           F - 4-5
Statements of Income                                                       F - 6
Statements of Changes in Stockholders' Equity                              F - 7
Statements of Cash Flows                                                   F - 8
Notes to Financial Statements                                              F - 9

Unaudited Condensed Financial Statements for June 30, 1999 and 1998       F - 24

Balance Sheets                                                         F - 25-26
Statements of Income                                                      F - 27
Statements of Cash Flows                                                  F - 28
Notes to Financial Statements                                             F - 29

Financial Statement Schedules

Not Applicable or included in Financial Statements and Notes thereto.

                            BLUE RIDGE ENERGY, INC.

                              FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 and 1997

                  (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND
STOCKHOLDERS OF BLUE RIDGE ENERGY, INC.
BOWLING GREEN, KENTUCKY

WE HAVE AUDITED THE ACCOMPANYING BALANCE SHEETS OF BLUE RIDGE ENERGY, INC. AS OF DECEMBER 31, 1998 AND 1997, AND THE RELATED STATEMENTS OF INCOME, STOCKHOLDERS' EQUITY AND CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON OUR AUDITS.

WE HAVE CONDUCTED OUR AUDITS IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS. THOSE STANDARDS REQUIRE THAT WE PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. WE BELIEVE THAT OUR AUDITS PROVIDE A REASONABLE BASIS FOR OUR OPINION.

IN OUR OPINION, THE FINANCIAL STATEMENTS REFERRED TO ABOVE PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF BLUE RIDGE ENERGY, INC. AS OF DECEMBER 31, 1998 AND 1997, AND THE RESULTS OF ITS OPERATIONS AND CASH FLOWS FOR THE YEARS THEN ENDED IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

/s/ SAMSON, ROBBINS & ASSOCIATES, P.L.L.C.
SAMSON, ROBBINS & ASSOCIATES, P.L.L.C.
DALLAS, TX
MARCH 17, 1999, EXCEPT AS TO NOTE 9, WHICH IS AS OF SEPTEMBER 23, 1999.

                             BLUE RIDGE ENERGY, INC.
                                 BALANCE SHEETS


                                                     DECEMBER 31,     DECEMBER 31,
                                                        1998             1997
                                                     ------------     ------------
ASSETS

CURRENT ASSETS:
Cash                                                $  480,952       $  367,455
Short Term Investments (Note 3)                         19,925           19,925
Accounts Receivable:
   Managed Limited Partnerships (Note 2)               248,234          143,806
   Trade and Other                                      91,691           78,952
Advances to Related Parties (Notes 4 and 9)          1,467,916          301,460
                                                    ----------       ----------
         Total Current Assets                        2,308,718          911,598

PROPERTY AND EQUIPMENT, NET (Notes 5 and 9)            540,068          657,639

OTHER ASSETS, NET                                      146,556           23,465
                                                    ----------       ----------
TOTAL ASSETS                                        $2,995,342       $1,592,702
                                                    ==========       ==========

                   The accompanying notes are an integral part
                         of these financial statements.

                             BLUE RIDGE ENERGY, INC.
                                 BALANCE SHEETS

                                                                       DECEMBER 31,      DECEMBER 31,
                                                                          1998              1997
                                                                       ------------      ------------
LIABILITIES AND
STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts Payable and Accrued Liabilities                               $    84,952      $    49,029
Drilling Advances (Note 2)                                                 284,074               --
Notes Payable                                                              150,675            4,000
                                                                       -----------      -----------
         TOTAL CURRENT LIABILITIES                                         519,701           53,029

DEFERRED INCOME TAX LIABILITY (Note 8)                                      64,232           40,207
                                                                       -----------      -----------
         TOTAL LIABILITIES                                                 583,933           93,236

COMMITMENTS AND CONTINGENCIES                                                   --               --
(Notes 4, 6 and 9)

STOCKHOLDERS' EQUITY:
Preferred Stock, $0.001 par value; 5,000,000
  shares authorized; 464,308 and 669,570 shares
  issued and outstanding at December 31, 1998
  and 1997, respectively (Notes 4 and 7)                                       464              669
Common Stock, $0.005 par value; 20,000,000
  shares authorized; 5,171,578 and 1,726,600 shares
  issued and outstanding at December 31, 1998
  and 1997, respectively (Notes 4 and 7)                                    25,858            8,633
Additional Paid-In Capital                                               2,873,341        1,690,021
Accumulated Deficit                                                       (488,254)        (199,857)
                                                                       -----------      -----------
         TOTAL STOCKHOLDERS' EQUITY                                      2,411,409        1,499,466
                                                                       -----------      -----------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                                                   $ 2,995,342      $ 1,592,702
                                                                       ===========      ===========

                   The accompanying notes are an integral part
                         of these financial statements.

                            BLUE RIDGE ENERGY, INC.
                              STATEMENTS OF INCOME

                                                              YEAR ENDED          YEAR ENDED
                                                             DECEMBER 31,        DECEMBER 31,
                                                                 1998                1997
                                                             ------------        ------------
OPERATING REVENUES:
Turnkey Contract Sales                                       $ 1,743,211         $ 2,616,843
Management Fees                                                  182,618             165,667
Syndication Fees                                                  30,006              49,547
Reimbursed Costs                                                 104,354             110,577
Oil and Gas Sales                                                 27,501              28,277
                                                             -----------         -----------
         Total Operating Revenues                              2,087,690           2,970,911

OPERATING COSTS AND OTHER EXPENSES:
Turnkey Contract Costs                                         1,428,382           2,227,560
Lease Operating Costs                                             27,225              16,578
Depreciation, Depletion and Amortization                          17,978                 118
Dry Hole Costs                                                    16,817              10,464
Impairment of Oil & Gas Properties (Notes 1 and 5)               327,405             203,413
Marketing Costs                                                  126,588             346,415
General and Administrative Costs                                 166,104             293.535
                                                             -----------         -----------
         Total Operating Costs                                 2,110,499           3,098,083
                                                             -----------         -----------
OPERATING (LOSS)                                                 (22,809)           (127,172)

OTHER INCOME (EXPENSE):

Interest Income                                                   82,181               7,085
Other, net                                                        13,441             (10,409)
                                                             -----------         -----------
         Total Other Income (Expense)                             95,622              (3,324)
                                                             -----------         -----------
INCOME (LOSS) BEFORE TAXES                                        72,813            (130,496)
Income Tax Provision (Benefit) (Note 8)                           24,762             (41,134)
                                                             -----------         -----------
NET INCOME (LOSS)                                            $    48,051         $   (89,362)
                                                             ===========         ===========
(LOSS) PER COMMON SHARE (NOTE 1):
     Basic                                                   $     (0.09)        $     (0.20)
     Diluted                                                 $     (0.09)        $     (0.20)
                                                             -----------         -----------
     Weighted Average Common Shares Outstanding                3,062,868           1,576,200
                                                             -----------         -----------


                  The accompanying notes are an integral part
                         of these financial statements.

                           BLUE RIDGE ENERGY, INC.
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                                   PREFERRED STOCK          COMMON STOCK
                                                --------------------    -------------------  ADDITIONAL  RETAINED
                                                 NO. OF                  NO. OF               PAID-IN    EARNINGS
                                                 SHARES      AMOUNT      SHARES     AMOUNT    CAPITAL    (DEFICIT)    TOTAL
                                                --------   ---------    ---------  -------- ----------- ----------- ----------
BALANCE DECEMBER 31, 1996                        319,933   $     320    1,526,600  $  7,633 $  670,953  $  120,952  $  799,858
Stock Warrants Exercised                                                  200,000     1,000      9,000                  10,000
Sale of Stock (Notes 4 and 7):
 Preferred Stock:
  Series A                                        31,996          32                            95,969                  96,001
  Series B                                       148,191         148                           157,926                 158,074
  Series C                                       169,450         169                           756,173                 756,342
Dividends Paid on
 Preferred Stock (Note 7)                                                                                 (231,447)   (231,447)
Net (Loss)                                                                                                 (89,362)    (89,362)
                                                --------   ---------    ---------  -------- ----------  ----------  ----------
BALANCE DECEMBER 31, 1997                        669,570         669    1,726,600     8,633  1,690,021    (199,857)  1,499,466
Stock Warrants Exercised                                                2,800,000    14,000    126,000                 140,000
Sale of Stock (Notes 4 and 7):
  Series D Preferred Stock                       267,700         268                         1,066,102               1,066,370
Conversion of Preferred Stock                   (471,362)       (471)     644,978     3,225     (3,984)                 (1,230)
Retirement of Preferred Stock                     (1,600)         (2)                           (4,798)                 (4,800)
Dividends Paid on
 Preferred Stock (Note 7)                                                                                 (336,448)   (336,448)
Net Income                                                                                                  48,051      48,051
                                                --------   ---------    ---------  -------- ----------  ----------  ----------
BALANCE DECEMBER 31, 1998                        464,308   $     464    5,171,578  $ 25,858 $2,873,341  $ (488,254) $2,411,409
                                                ========   =========    =========  ======== ==========  ==========  ==========


                   The accompanying notes are an integral part
                         of these financial statements.

                             BLUE RIDGE ENERGY, INC.
                            STATEMENTS OF CASH FLOWS

                                                                        YEAR ENDED      YEAR ENDED
                                                                        DECEMBER 31,    DECEMBER 31,
                                                                           1998            1997
                                                                       -----------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)                                                      $    48,051          (89,362)
Adjustments to Reconcile Net Income (Loss) to
Net Cash Flows from Operating Activities:
     Depreciation, Depletion and Amortization                               17,978              118
     Impairment Loss                                                       344,222          203,413
     (Gain) on Sale of Oil and Gas Properties                              (75,000)              --
     Increase (Decrease) in Deferred Income Taxes                           24,025           (2,633)
     Increase (Decrease) in Income Taxes Payable                               737          (45,519)
     (Increase) in Accounts Receivable                                    (117,167)          (1,607)
     Increase (Decrease) in Accounts Payable
        and Accrued Liabilities                                            319,260         (237,599)
                                                                       -----------      -----------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                           562,106         (173,189)

CASH FLOWS FROM INVESTING ACTIVITIES:
     (Increase) in Advances to Affiliate                                (1,166,456)        (609,008)
     (Increase) in Other Assets                                           (125,020)         (15,464)
     Proceeds from Sale of Oil and Gas Properties                          325,000               --
     Purchase of Oil and Gas Properties and Equipment                     (492,700)        (549,507)
                                                                       -----------      -----------
NET CASH (USED) IN INVESTING ACTIVITIES                                 (1,459,176)      (1,173,979)

CASH FLOWS FROM FINANCING ACTIVITIES:
     Additions to Notes Payable                                            205,675               --
     Payments of Notes Payable                                             (59,000)              --
     Proceeds from Exercise of Stock Warrants                              140,000           10,000
     Issuance of Preferred Stock                                         1,066,370        1,010,417
     Retirement of Preferred Stock                                          (4,800)              --
     Cost of Conversion of Preferred Stock                                  (1,230)              --
     Payments of Preferred Stock Dividends                                (336,448)        (231,447)
                                                                       -----------      -----------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                1,010,567          788,970
                                                                       -----------      -----------
NET INCREASE (DECREASE) IN CASH                                            113,497         (558,198)
CASH AT BEGINNING OF PERIOD                                                367,455          925,653
                                                                       -----------      -----------
CASH AT END OF PERIOD                                                  $   480,952      $   367,455
                                                                       ===========      ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

     Cash Paid for Interest                                            $        --      $        --
                                                                       ===========      ===========
     Cash Paid for Income Taxes                                        $        --      $    45,519
                                                                       ===========      ===========


                   The accompanying notes are an integral part
                         of these financial statements.

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

1.       OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Blue Ridge Energy, Inc., (the Company), a Nevada corporation, was organized in November, 1994, as Gem Source, Incorporated (Gem Source), and subsequently changed the name of the Company to Blue Ridge Energy, Inc. in May 1996. The Company has offices at 632 Adams Street, Suite 710, Bowling Green, Kentucky, 42101 (See Note 4).

The Company is engaged in the exploration and development of oil and gas leases located primarily in Texas and Kentucky through one or more of the following activities: (i) acquisition of oil and gas leases; (ii) investment in partnerships sponsored by itself or affiliates; (iii) purchase of producing oil and gas properties, and (iv) acquisition of oil and gas companies which own properties and/or production. Wells drilled by the Company include both exploratory and development wells.

The Company intends to maintain an active role in the oil and gas industry as an operator of oil and gas wells, a sponsor of oil and gas drilling programs, a participant in oil and gas programs, and as an independent producer of oil and gas.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Drilling Operations

The Company follows the completed contract method of accounting for turnkey drilling arrangements. Under this method, all drilling advances, direct costs, and appropriate portions of indirect costs related to contracts in progress are recognized as revenues and expenses in the period the contracts are substantially complete. This accounting method has been utilized by the Company based on the short term nature of the drilling contracts, i.e. 4-5 days.

Working Interests

Revenues from working interests the Company owns are recognized when the natural gas and oil are produced.

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS

     Managed Limited Partnerships

     The Company sponsors privately offered limited partnerships for which it serves as the Managing General Partner. The purpose of these partnerships is to acquire and develop oil and gas leases. The partnerships enter into turnkey drilling contracts with the Company to drill, complete and equip, if warranted, the oil and gas leases. The Company receives direct compensation, reimbursement of costs and expenses, and revenues related to turnkey drilling contracts. Additionally, the Company earns a carried working interest to the tanks and pays only its pro rata share of well operating costs, while the partnerships pay 100% of the costs of this carried working interest.

     Property and Equipment

     Property and equipment (other than oil and gas) are stated at cost. Depreciation is recognized on the straight line method over the estimated useful lives of the assets as follows:

                                        Lives (years)
                                        -------------
     Machinery and Equipment                10
     Autos and Trucks                        5
     Furniture and Fixtures                 10

     The Company follows the successful efforts method of accounting for oil and gas properties, using the lease as its accumulation center for capitalized costs. Under the successful efforts method of accounting, costs which relate directly to the discovery of oil and gas reserves and all development costs are capitalized.

     Exploration costs which do not result directly in the discovery of oil and gas reserves are charged to expense as incurred. The capitalized costs, consisting of lease and well equipment, lease acquisition costs and intangible development costs are depreciated, depleted and amortized on the unit-of-production method, based on estimates of recoverable proved developed oil and gas reserves of each respective lease.

     The costs of acquiring undeveloped properties are capitalized as incurred and carried until the property is capitalized as a producing oil and gas property, or is surrendered or otherwise disposed of, at which time the full amount is charged to operations. Maintenance and repairs are charged against operations as incurred. Renewals and betterments which extend the life or improve existing properties are capitalized.

     Upon disposition or retirement of property and equipment other than oil and gas properties, the cost and related accumulated depreciation are removed from the accounts and the gain or loss thereon, if any, is credited or charged to income. The Company recognizes the gain or loss on the sale of either a part of a proved oil and gas property or of an entire proved oil and gas property constituting a part of a field upon the sale or other disposition of such. The unamortized cost of the property or

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS

group of properties, a part of which was sold or otherwise disposed of, is apportioned to the interest sold and interest retained on the basis of the fair value of those interests.

Impairment of Long-Lived Assets

The Company follows the provisions of SFAS 121 -- "Accounting for the Impairment of Long-Lived Assets to be Disposed Of." Consequently, the Company reviews its long-lived assets to be held and used, including oil and gas properties accounted for under the successful efforts method of accounting, whenever events or circumstances indicate the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected future cash flows is less than the carrying amount of the assets. At December 31, 1998 and 1997 the Company determined that the carrying value of some of its oil and gas leases should be impaired, resulting in impairment losses of $327,405 and $203,413, respectively.

Earnings Per Common Share

The Company's basic earnings per common share ("Basic EPS") is based on the weighted average number of common shares outstanding during the respective periods. The income available to common shareholders is computed after deducting dividends on the preferred stock. The convertible preferred stock and outstanding stock warrants are considered anti-dilutive and therefore, excluded from the earnings per share calculations.

The following is a reconciliation of the numerators and denominators used in the calculation of Basic EPS for the years ended December 31, 1998 and 1997:

Basic EPS computation -                        1998
                                               ----
Net Income                                  $  48,051
Less: Preferred Stock Dividends              (336,448)
                                            ---------
Loss Available to Common Stockholders       $(288,397)
                                            =========




   Dates                                            Shares         Fraction       Weighted
 Outstanding                                      Outstanding     of Period     Average Shares
------------                                      -----------     ---------     --------------
January 1-December 31                             1,726,600         100.0%        1,726,600
Stock Warrants Exercised July 31                  2,800,000          41.9%        1,173,699
Preferred Stock Converted September 30              644,978          52.2%          162,569
                                                  ---------                       ---------
                                                  5,171,578
    Weighted Average Shares                                                       3,062,868
                                                                                  =========
Basic EPS (Loss)    $(0.09)


                             BLUE RIDGE ENERGY INC.
                          NOTES TO FINANCIAL STATEMENTS

Basic EPS computation                                1997
                                                  ---------
Net (Loss)                                        $ (89,362)
Less: Preferred Stock Dividends                    (231,447)
                                                  ---------
Loss Available to Common Stockholders             $(320,809)
                                                  =========


  Dates                                 Shares       Fraction        Weighted
Outstanding                          Outstanding     of Period    Average Shares
-----------                         ------------    -----------   --------------
January 1 - December 31                1,526,600         100.0%      1,526,600
Stock Warrants Exercised October 1       200,000          24.8%         49,600
                                       ---------                     ---------
                                       1,726,600

     Weighted Average Shares                                         1,576,200
                                                                     =========
Basic EPS (Loss) $(0.20)

Income Taxes

Income taxes are provided based on earnings reported for financial statement purposes. The provision for income taxes differ from the amounts currently payable because of temporary differences (primarily intangible drilling costs) in the recognition of certain income and expense items for financial reporting and tax reporting purposes.

Cash Equivalents

For purposes of reporting cash flows, cash includes cash on hand and cash on deposit.

2.  AFFILIATED OIL AND GAS PARTNERSHIPS

The Company provides turnkey drilling services for the various oil and gas partnerships which it sponsors. Fees earned for these drilling services, including the sale of leases to the partnerships, amounted to $ 1, 743,211 and $2,616,843 during 1998 and 1997, respectively. The Company receives a management fee from the partnerships for its services in connection with the selection of the joint venture prospects and the initial operations of the joint venture in addition to syndication fees for funds raised directly by the Company. Management fees and syndication fees earned during the year ended December 31, 1998 and 1997 amounted to $212,624 and $215,214, respectively.

In connection with the sponsorship of oil and gas partnerships, the Company is reimbursed by the partnerships for certain operating and overhead costs incurred on their behalf, including filing fees,

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS

legal fees, accounting fees, printing costs and other miscellaneous expenses. These reimbursements totaled $104,354 and $110,577 during the years ended December 31, 1998 and 1997, respectively.

Included in the Company's financial statements are contributions made to the various Company sponsored oil and gas partnerships, less the applicable loss generated by these partnerships relative to the Company's percentage ownership. The Company has allocated, on a pro-rata basis the amounts associated with these investments to the appropriate asset, liability, income and expense accounts.

At December 31, 1998 and 1997, the various partnerships owed the Company $315,508 and $228,929, respectively, for amounts due the Company for turnkey drilling services, syndication fees and reimbursement of fees and expenses incurred on behalf of the partnerships. At year end 1998 and 1997, this was offset by the amount owed by the Company for capital contributions totaling $67,274 and $85,123, respectively resulting in a net receivable due from the partnerships of $248,234 and $143,806, respectively.

During 1998, the Company received advances from the 1998 Year End Drilling Program as prepayment of drilling fees for services to be performed by the Company during 1999. At December 31, 1998 the amount of the advanced funds was approximately $284,074.

3.  INVESTMENTS

During 1996, the Company purchased $19,925 of precious metals as a short term investment. This amount is reflected in Current Assets in the accompanying financial statements.

4.  RELATED PARTY TRANSACTIONS

Stock Transactions

The Company was organized in November, 1994, as a Nevada corporation under the name of Gem Source, Incorporated (Gem Source). In 1995, Gem Source sold 1,633,000 shares for $0.001 per share under Rule 504, an exemption under Regulation D from full registration with the SEC.

Blue Ridge Group, Inc. (BRG) acquired control of Gem Source in March, 1996 when BRG acquired 1,000,000 shares of restricted stock at $0.10 a share. In May 1996, the 2,633,000 outstanding common shares were the subject of a 5 to 1 reverse split and the name of the Company was changed from Gem Source, Incorporated to Blue Ridge Energy, Inc. In June 1996, BRG acquired another 1,000,000 of restricted common stock from the company treasury for $0.05 a share, or $50,000.

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS

In a Confidential Private Placement Memorandum dated July 25, 1996, the Company offered 300,000 shares of BRE Series A Preferred Stock in exchange for partnership interests in Target Leasing, Ltd. I, which was comprised primarily of non-producing leaseholds, in addition to 300,000 shares of BRE Series B Preferred Stock for cash at $3.00 per share. As of December 31, 1998 and 1997, -0- and 297,746 shares of BRE Series A Preferred Stock and 158,158 and 202,374 shares of BRE Series B Preferred Stock were outstanding under the terms of this Private Placement Memorandum.

In October 1996, the Smackover/Woodbine I Joint Venture sponsored by the Company, and the West Currie Joint Venture sponsored by Fortune Exploration of Kentucky, Inc. agreed to purchase shares of BRE Series B Preferred Stock at $3.00 per share at a rate of 800 shares per participating interest. As of December 31, 1998, 95,500 shares of Series B Preferred Stock had been issued under this arrangement.

During 1997, the Company's majority shareholder, Blue Ridge Group, Inc., exercised warrants to purchase 200,000 shares of the Company's common stock at $0.05 per share or $10,000. Subsequently, Blue Ridge Group, Inc. distributed these shares to investors in one of its joint ventures.

During, 1998, the Company's Board of Directors approved the issuance of warrants to Blue Ridge Group, Inc. to purchase 5,000,000 shares of Blue Ridge Energy, Inc. restricted common stock at $0.05 per share. Blue Ridge Group, Inc. previously held warrants to purchase 1,800,000 shares of restricted common stock at $0.05 per share.

During 1998, the Company's majority shareholder, Blue Ridge Group, Inc. exercised warrants to purchase 2,800,000 shares of the Company's common stock at $0.05 per share, or $140,000. Subsequently, Blue Ridge Group, Inc. distributed 889,425 of these shares to investors in several of its partnerships.

As of December 31, 1998, there are 5,171,578 shares of common stock issued and outstanding. A total of 3,110,575 shares are held by BRG and the remainder of 2,061,003 shares are held by approximately 300 shareholders, 40 of which are original stockholders of the Company.

Advances from Related Parties

During 1996, the Company's majority shareholder, Blue Ridge Group, Inc., advanced $126,000 to the Company for the purchase of a working interest in a well in Louisiana. This advance was repaid during the first quarter of 1997.

During 1997, the Company purchased for $250,000 the J.W. Harris 1C oil well from two shareholders of the Company's majority shareholder, Blue Ridge Group, Inc. Subsequent to this purchase, the well's performance deteriorated significantly and the selling parties agreed to buy the well back from the company for the original purchase price of $250,000. This $250,000 has been

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS

recorded in Advances to Affiliates at December 31, 1997 and was paid in full in March of 1998.

During 1998, the Company agreed with Blue Ridge Group, Inc. to acquire and develop oil and as oil and gas properties in the Appalachian Basin of Kentucky. In order to facilitate the acquisition of these properties the Company advanced approximately $1,300,000, bearing interest at 12% per annum, to Blue Ridge Group, Inc. As of December 31, 1998 approximately $73,400 in interest had been earned under this arrangement and approximately $200,000 had been repaid leaving a remaining balance under this arrangement of approximately $1,100,000. During the first quarter of 1999, Blue Ridge Group, Inc. has repaid an additional $500,000 of this balance (See Note 9 - Subsequent Events).

Additionally, Blue Ridge Group, Inc. provides various management, administrative, accounting and geological services for the Company at a rate of $20,000 per month. Blue Ridge Energy also reimbursed Blue Ridge Group for direct costs paid on its behalf. As of December 31, 1998 and 1997, approximately $0 was due and payable to Blue Ridge Group under this arrangement.

See footnote 9 for additional disclosure regarding the Company's line of credit with Blue Ridge Group, Inc.

5.  PROPERTY AND EQUIPMENT

Property and equipment, stated at cost, consisted of the following at December 31, 1998 and 1997:

                                  1998       1997
                                --------   --------
Oil and Gas Properties          $555,899   $657,429
Furniture and Fixtures               364        364
                                --------   --------
                                 556,263    657,793
Less Accumulated Depreciation     16,195        154
                                --------   --------
                                $540,068   $657,639
                                ========   ========


Depreciation expense was $16,048 and $52 during the years ended 1998 and 1997, respectively.

During 1996, the Company acquired approximately $154,810 of non-producing leasehold interests from Target Leasing, Ltd. I in exchange for preferred stock. The value assigned the acreage was based upon management's intention to utilize these properties for future drilling efforts. These leases had an average term of two to three years and were evaluated annually to determine the appropriate carrying value. During 1998 and 1997, the Company evaluated these interests and recorded an impairment of $77,405 each year for these leases. As of December 3 1, 1998, the remaining carrying value of these leases is $0. (See Note 4).

During 1996, the Company purchased an interest in drilling the Brookshire #1 well in Vermilion Parish, Louisiana from Mescalero Energy, Inc. for $126,000. In 1997, the operator of the well, Mescalero Energy filed for bankruptcy. As a result of the operator's difficulties, the Company was

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS

unable to determine the present productive capabilities of the well or the legal status of production resulting from the well. Therefore, the Company recorded an impairment loss for the entire amount invested in this project, or $126,000 during 1997.

6.  COMMITMENTS AND CONTINGENCIES

Commitments

The Company has agreed to automatically convert all shares of preferred stock outstanding effective as of the first day the Company's common stock is publicly traded on any exchange or over-the-counter, or June 30, 2000, whichever comes first.

During the latter part of 1998, the Company committed to, and placed a deposit of $65,000 on, the purchase of a new Ingersoll Rand RD20 air-powered drilling rig with a total purchase price of approximately $657,000. During March, 1999 the Company made an additional down payment of $200,000 and obtained financing for the remaining balance due of approximately $392,000 at an interest rate of 8.75% for five years.

Contingencies

The Company's drilling and oil and gas exploration and production operations are subject to inherent risks, including blowouts, fire and explosions which could result in personal injury or death, suspended drilling operations, damage to or destruction of equipment, damage to producing formations and pollution or other environmental hazards. As a protection against these hazards, the Company maintains general liability insurance coverage of approximately $2 million limited to $1 million per occurrence. The Company believes it is adequately insured for public liability and property damage to others with respect to its operations. However, such insurance may not be sufficient to protect the Company against liability for all consequences of well disasters, extensive fire damage, or damage to the environment. The Company has never been fined or incurred liability for pollution or other environmental damage in connection with its operations.

As of December 31, 1998, the Company had no significant customers or suppliers (other than its major stockholder, Blue Ridge Group, Inc. and its affiliates as more fully described in footnote 4) which could, individually, have a significant adverse effect on the Company's operations.

The Company conducts its banking relations with two local financial institutions and does not anticipate any significant problems with future credit extensions. A significant amount of the Company's operating funds are maintained in one local bank insured by the FDIC.

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS

7.  STOCKHOLDERS' EQUITY

The Company is authorized to issue two classes of stock that are designated, respectively, common and preferred stock. The total number of shares of stock which the company initially had the authority to issue was 20,000,000 shares being designated as common stock. As of December 31, 1998, the Company was authorized. to issue 25,000,000 shares of stock - 20,000,000 being designated as common stock and 5,000,000 shares designated as preferred stock.

Common Stock

The Company was organized in November, 1994, as a Nevada corporation under the name of Gem Source, Incorporated (Gem Source) with an initial issuance of 1,000,000 shares of Common Stock with a par value of $0.001 per share. In 1995, Gem Source had an offering of 1,633,000 shares under Rule 504, an exemption under Regulation D from full registration with the SEC to bring the total outstanding shares of common stock to 2,633,000.

Blue Ridge Group, Inc. (BRG) acquired control of Gem Source in March, 1996, when BRG acquired 1,000,000 shares of restricted stock at $0.10 a share. In May
1996, the 2,633,000 outstanding common shares were the subject of a 5 to 1 reverse split resulting in outstanding shares of 526,600 with a par value of $0.005 per share. The name of the Company was also changed from Gem Source to Blue Ridge Energy, Inc. Additionally, in June 1996, BRG acquired another 1,000,000 of restricted common stock from the Company treasury for $0.05 a share, or $50,000 and options to purchase an additional 2,000,000 shares of restricted common stock at $0.05 per share. During February 1998, the Company granted warrants to Blue Ridge Group, Inc. to purchase an additional 5,000,000 shares of restricted common stock at $0.05 per share.

During 1997, the Company's majority shareholder, Blue Ridge Group, Inc., exercised options to purchase 200,000 shares of the Company's common stock at $0.05 per share or $10,000. Subsequently, Blue Ridge Group, Inc. distributed these shares of stock to investors in one of its partnerships.

During 1998, the Company's majority shareholder, Blue Ridge Group, Inc. exercised options to purchase 2,800,000 shares of the Company's common stock at $0.05 per share, or $140,000. Subsequently, Blue Ridge Group, Inc. distributed 889,425 of these shares to investors in several of its partnerships.

During 1998, the Company authorized the issuance of 1,000,000 shares of Common Stock Warrants ("Warrants") in conjunction with the sale of the Company's Series D Preferred Stock. One Warrant will be issued with each share of Series D Preferred Stock sold and will be exercisable to purchase Blue Ridge Energy, Inc. Common Stock at $1.00 per share between May 31, 1998 and May 31, 2003.

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS

As of December 31, 1998, there were 267,700 Warrants issued and outstanding, none of which had been exercised.

Series A Preferred Stock

During May 1996, the Company authorized the issuance and sale of 300,000 shares of Series A Preferred Stock ("Series A Stock") which has a par value of $0.001 per share, at $3.00 per share. The Series A Stock bears a 12% per annum dividend payable monthly. Each share of the Series A Stock shall be converted automatically into one (1) share of Common Stock effective when a registration statement for the Common Stock is filed with the U.S. Securities and Exchange Commission (the "SEC") or September 30, 1998, whichever occurs first.

In the event of any liquidation, dissolution or winding up of the Company either voluntary or involuntary, the holders of Series A Stock shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds of the Company to the holders of Common Stock the amount of $3.00 per share plus all unpaid dividends on such share of each share of Series A Stock then held by the shareholder.

In a Confidential Private Placement Memorandum dated July 25, 1996, the Company offered 300,000 shares of Series A Stock in exchange for partnership interests in Target Leasing, Ltd. I. The value assigned to the properties acquired of $154,810 in addition to net proceeds received of $122,881 resulted in total consideration received of $277,691. At December 31, 1998 and 1997 there were -0-and 297,746 shares of Series A Stock issued and outstanding, respectively.

Series B Preferred Stock

During 1996, the Company authorized the issuance and sale of 300,000 shares of Series B Preferred Stock ("Series B Stock") which has a par value of $0.001 per share, at $3.00 per share. The Series B Stock bears a 12% per annum dividend payable monthly. Each share of the Series B Stock shall be converted automatically into two (2) shares of Common Stock effective when a registration statement for the Common Stock is filed with the SEC or two years from issuance, whichever occurs first.

In the event of any liquidation, dissolution or winding up of the Company either voluntary or involuntary, the holders of Series B Stock shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds of the Company to the holders of Common Stock, but subordinate to the liquidation preference of the Series A Stock, the amount of $3.00 per share plus all unpaid dividends on such share of each share of Series B Stock then held by the shareholder.

At December 31, 1998 and 1997 there were 27,158 and 202,374 shares of Series B Stock issued and outstanding.

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS

Series C Preferred Stock

During 1997, the Company authorized the issuance and sale of 400,00 shares of Series C Preferred Stock ("Series C Stock") which has a par value of $0.001 per share at $6.00 per share. The Series C Stock bears a 12% per annum dividend payable monthly. Each share of the Series C Stock shall be converted automatically into two (2) shares of Common Stock effective when a registration statement for the Common Stock is filed with the SEC or two years from issuance, whichever occurs first.

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series C Stock shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds of the Company to the holders of Common Stock, but subordinate to the liquidation preference of the Series A Stock and the Series B Stock, the amount of $6.00 per share plus all unpaid dividends on such share of each share of Series C Stock then held by the shareholder.

At December 31, 1998 and 1997, there were 169,450 shares of Series C Stock issued and outstanding.

Series D Preferred Stock

During 1998, the Company authorized the issuance and sale of 1,000,000 shares of Series D Preferred Stock ("Series D Stock") which has a par value of $0.001 per share at $5.00 per share. The Series D Stock bears a 12% per annum dividend payable monthly. In addition, the Company will issue one Common Stock Warrant exercisable to purchase one share of the Company's Common Stock for $1.00 with each share of Series D Stock sold. Each share of the Series D Stock shall be converted automatically into one (1) share of Common Stock effective when a registration statement for the Common Stock is filed with the SEC or two years from issuance, whichever occurs first.

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series D Stock shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds of the Company to the holders of Common Stock, but subordinate to the liquidation preference of the Series A Stock, the Series B Stock and the Series C Stock, the amount of $5.00 per share plus all unpaid dividends on such share of each share of Series D Stock then held by the shareholder.

At December 31, 1998, there were 267,700 shares of Series D Stock issued and outstanding. The total amount received from the sale of this stock was $1,338,500 less expenses paid of $272,130.

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS

A summary of the common and preferred stock account at December 31, 1998 is as follows:

                        Shares                Par Value
               -----------------------   -------------------     Paid-In
               Authorized     Issued     Per Share    Total      Capital
               ----------    ---------   ---------   -------    ---------
Common         20,000,000    5,171,578   $0.005      $25,858    $ 973,599
Series B
  Preferred       300,000       27,158   $0.001           27       77,467
Series C
   Preferred      400,000      169,450   $0.001          169      756,173
Series D
  Preferred       400,000      267,700   $0.001          268    1,066,102
SUMMARY:
COMMON         20,000,000    5,171,578   $0.005      $25,858   $  973,599
               ----------    ---------   ------      -------   ----------
PREFERRED       5,000,000      464,308   $0.001      $   464   $1,899,742
               ----------    ---------   ------      -------   ----------


8.  INCOME TAXES

Effective January 1, 1996, the Company adopted the provisions of SFAS 109, which requires the use of the "liability" method under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

The following reconciles the Company's Federal and State income tax provision with the expected provision obtained by applying statutory rules to pre-tax income:

                                    1998         1997
                                   -------     --------
Expected Tax Provision (Benefit)   $28,575     $(50,241)
Effect of Progressive Tax Rates     (3,813)       9,107
                                   -------     --------

Tax Provision (Benefit)            $24,762     $(41,134)
                                   =======     ========


The tax effect of significant temporary differences representing the net deferred tax liability at December 31, 1998 and 1997 were as follows:

                                     1998          1997
                                   --------     ---------
Net Operating Loss Carryforward    $(35,442)    $(48,681)
                                     99,674       88,888
Intangible Drilling Costs          --------     --------
Net Deferred Tax Liability         $ 64,232     $ 40,207
                                   ========     ========

                            BLUE RIDGE ENERGY, INC.
                         NOTES TO FINANCIAL STATEMENTS

Income Tax Expense (Benefit) consists of the following components:

                                               1998             1997
                                             --------         --------
 Currently Payable (Refundable):
          Federal Income Tax                 $     --         $(31,124)
          State Income Tax                        737           (7,377)
                                             --------         --------
                                                  737          (38,501)
 Deferred Provision (Credit)                   24,025           (2,633)
                                             --------         --------
          Total Tax Expense (Benefit)        $ 24,762         $(41,134)
                                             ========         ========


At December 31, 1998, the Company had a net operating loss carryforward of approximately $104,000 to offset future taxable income. This net operating loss carryforward will expire in 2018 unless utilized sooner.

9.   SUBSEQUENT EVENTS

During March of 1999, the Company made an additional down payment of $200,000 and took delivery of its new Ingersoll Rand RD20 air powered drilling rig financing the balance due on the rig, of approximately $392,000, with a note payable over five years.

During the first quarter of 1999, Blue Ridge Group, Inc. reduced the balance on its line of credit with the Company from approximately $1,100,000 to approximately $600,000. This was accomplished through; (1) cash payments of approximately $100,000 for the purchase of the aforementioned drilling rig and ancillary equipment, (2) the sale of, at cost, approximately $250,000 in additional drilling equipment required for the new rig's operation and (3) the drilling and completion of three wells in the Appalachian Basin for the Company whereby the Company received a 25% Working Interest in each well for a total of $135,000. Also, during the first quarter of 1999, Blue Ridge Group, Inc. began the drilling of several other wells which will further contribute to the reduction of this receivable.

During the first quarter of 1999, the Company entered into negotiations with Premier Energy, LLC to purchase its 50% interest in Stone Mountain Energy, LLC of Kingsport, Tennessee. Stone Mountain Energy, LLC owns a 150 mile natural gas pipeline project which will run from Harlan county in eastern Kentucky to Knoxville, Tennessee. Subsequent to June 30, 1999, these negotiations were terminated with no agreement being reached.

                            BLUE RIDGE ENERGY, INC.
                         NOTES TO FINANCIAL STATEMENTS

10.  SUPPLEMENTAL INFORMATION ABOUT OIL AND GAS PRODUCING PROPERTIES
     (UNAUDITED)

Costs incurred in oil and gas acquisition, exploration and development activities:


                                                Year Ended          Year Ended
                                             December 31, 1998   December 31, 1997
                                             -----------------   -----------------
 Beginning Balance                              $ 657,429           $ 298,252
 Acquisition (Sale) of proved properties         (175,000)            175,000
 Impairment of unproved properties               (327,405)           (203,413)
 Development Costs                                400,875             387,590
                                                ---------           ---------
                                                $ 555,899           $ 657,429
                                                =========           =========


Reserve Quantities

The following tables present estimates of the Company's proved oil and gas reserves. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, the estimates are expected to change as future information becomes available. The estimates are primarily based on the report of independent petroleum engineers.

                                       Oil (BBLS)     Gas (MCF)
                                       ----------     ---------
 Reserves--December 31, 1996             1,005          40,005
 Revisions                                (349)        (40,000)
 Purchases of minerals in place            580              --
 Extensions                              1,076              --
 Production                                (76)             (1)
                                        ------         -------
 Reserves--December 31, 1997             2,236               4
 Purchases of minerals in place         13,452              11
 Extensions                             44,067              --
 Production                             (1,718)             (2)
                                        ------         -------
 Reserves--December 31, 1998            58,037              13
                                        ------         -------

 Proved Developed Reserves
          December 31, 1996              1,005          40,005
                                        ======         =======
          December 31, 1997              2,236               4
                                        ======         =======
          December 31, 1998             58,037              13
                                        ======         =======

                            BLUE RIDGE ENERGY, INC.
                         NOTES TO FINANCIAL STATEMENTS

Standardized Measure of Discounted Future Net Cash Flows

The following table presents the standardized measure of discounted future net cash flows relating to proved oil and gas reserves in accordance with SFAS 69:

                                              As of            As of
                                           December 31,     December 31,
                                               1998             1997
                                           ------------     ------------
 Future cash inflows                        $ 618,246         $ 49,532
 Future production costs                     (122,981)         (21,036)
 Future income taxes                          (28,440)          (3,871)
                                            ---------         --------
 Future net cash flows                        466,825           24,625
 10% annual discount for estimated
    timing of cash flow                      (174,873)          (6,487)
                                            ---------         --------
 Standardized measure of
    discounted future net cash flows        $ 291,952         $ 18,138
                                            =========         ========


Changes in Standardized Measure                       Year Ended     Year Ended
   of Discounted Future Net Cash Flows:              December 31,   December 31,
                                                         1998           1997
                                                     ------------   ------------
 Standardized measure of discounted
    future net cash flows (beginning)                 $  18,138       $ 76,941
 Sales of oil and gas, net of production costs             (276)        (7,520)
 Net changes in price and production costs             (137,291)       (32,124)
 Net changes in reserve quantities                      121,016        (81,623)
 Change in future income taxes                          (24,569)         7,613
 Accretion of discount                                   84,463         30,011
 Purchases and extensions of reserves in place          230,471         24,840
                                                      ---------       --------
 Standardized measure of discounted
    future net cash flows (ending)                    $ 291,952       $ 18,138
                                                      =========       ========

The estimates of cash flows and reserve quantities shown above are based on year-end oil and gas prices for each period. In accordance with SEC guidelines, the Company's estimates of future net revenues from the Company's proved reserves and the PV-10 Value are made using oil and gas sale prices in effect as of the dates of such estimates and are held constant throughout the life of the properties. The standardized measure of discounted future net cash flows is not intended to present the fair market value of the Company's oil and gas reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves in excess of proved reserves, anticipated future changes in prices and costs, an allowance for return on investment and the risks inherent in reserve estimates.

                            BLUE RIDGE ENERGY, INC.

                         CONDENSED FINANCIAL STATEMENTS
                              JUNE 30,1999 AND 1998

                                  (UNAUDITED)

                             BLUE RIDGE ENERGY, INC.
                            CONDENSED BALANCE SHEETS
                                   (UNAUDITED)


                                                     JUNE 30,        JUNE 30,
                                                       1999             1998
                                                   -----------      -----------

ASSETS

CURRENT ASSETS:
Cash                                               $   142,713      $   154,961
Accounts Receivable:
   Managed Limited Partnerships                        191,675          477,038
   Trade and Other                                      74,716           86,625
Advances to Related Parties                            258,760          463,298
                                                   -----------      -----------

         TOTAL CURRENT ASSETS                          667,864        1,181,922


PROPERTY AND EQUIPMENT, NET                          2,903,891          757,490


OTHER ASSETS, NET                                       91,683           35,048
                                                   -----------      -----------


TOTAL ASSETS                                       $ 3,663,438      $ 1,974,460
                                                   ===========      ===========




                   The accompanying notes are an integral part
                         of these financial statements.

                             BLUE RIDGE ENERGY, INC.
                            CONDENSED BALANCE SHEETS
                                   (UNAUDITED)



                                                                JUNE 30,           JUNE 30,
                                                                  1999               1998
                                                              -----------        -----------

LIABILITIES AND
STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts Payable and Accrued Liabilities                      $    88,768        $    20,788
Current Portion Long Term Debt                                      9,675               --
                                                              -----------        -----------

         TOTAL CURRENT LIABILITIES                                 98,443             20,788


LONG TERM DEBT                                                    587,603               --
DEFERRED INCOME TAX LIABILITY                                     208,513             40,207
                                                              -----------        -----------
         TOTAL LIABILITIES                                        894,559             60,995

COMMITMENTS AND CONTINGENCIES                                        --                 --

STOCKHOLDERS' EQUITY:
Preferred Stock, $0.001 par value; 5,000,000
  shares authorized; 475,308 and 669,570 shares
  issued and outstanding at June 30, 1999
  and 1998, respectively                                              475                728
Common Stock, $0.005 par value; 20,000,000
  shares authorized; 5,219,698 and 1,726,600 shares
  issued and outstanding at June 30, 1999
  and 1998, respectively                                           26,098              8,633

Additional Paid-In Capital                                      3,085,515          2,041,232
Accumulated Deficit                                              (343,209)          (137,128)
                                                              -----------        -----------
         TOTAL STOCKHOLDERS' EQUITY                             2,768,879          1,913,465
                                                              -----------        -----------

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                                          $ 3,663,438        $ 1,974,460
                                                              ===========        ===========



                   The accompanying notes are an integral part
                         of these financial statements.

                             BLUE RIDGE ENERGY, INC.
                         CONDENSED STATEMENTS OF INCOME
                                   (UNAUDITED)



                                                        6 MONTHS ENDED                   3 MONTHS ENDED
                                                   JUNE 30,        JUNE 30,         JUNE 30,         JUNE 30,
                                                     1999            1998             1999             1998
                                                  -----------     -----------      -----------      -----------

OPERATING REVENUES:
Turnkey Contract Sales                            $ 3,008,400     $ 1,581,181      $   928,800      $   180,500
Management Fees                                       115,675          88,675           60,000             --
Reimbursed Costs                                       65,415          50,672           33,600             --
Drilling Services Sales                               294,651            --            294,651             --
Oil and Gas Sales                                      14,190           4,872            7,485            3,653
                                                  -----------     -----------      -----------      -----------
         Total Operating Revenues                   3,498,331       1,725,400        1,324,536          184,153

OPERATING COSTS AND
   OTHER EXPENSES:
Turnkey Contract Costs                              2,417,000       1,332,075          750,500          145,000
Drilling Services Costs                               291,112            --            291,112             --
Lease Operating Costs                                   7,482           1,998            3,224            1,998
Depreciation, Depletion
   and Amortization                                    20,253              53           17,221               38
Marketing Costs                                       263,639          48,600          107,375            9,743
General and Administrative Costs                       77,960         132,667           56,229           66,706
                                                  -----------     -----------      -----------      -----------
         Total Operating Costs                      3,077,446       1,515,393        1,225,661          223,485
                                                  -----------     -----------      -----------      -----------

OPERATING INCOME                                      420,885         210,007           98,875          (39,332)

OTHER INCOME (EXPENSE):
Interest Income (Expense)                              16,364           4,035           (7,840)             (30)
                                                  -----------     -----------      -----------      -----------
         Total Other Income                            16,364           4,035           (7,840)             (30)
                                                  -----------     -----------      -----------      -----------
INCOME BEFORE TAXES                                   437,249         214,042           91,035          (39,362)
Income Tax Provision                                  144,281          81,336           30,041           (2,287)
                                                  -----------     -----------      -----------      -----------

NET INCOME                                            292,968     $   132,706      $    60,994      $   (37,075)
                                                  ===========     ===========      ===========      ===========
EARNINGS PER
COMMON SHARE:
     Basic                                        $      0.03     $     (0.01)     $      0.00      $     (0.06)
     Diluted                                      $      0.03     $     (0.01)     $      0.00      $     (0.06)
                                                  -----------     -----------      -----------      -----------

Weighted Average Common
    Shares Outstanding                              5,219,698       1,726,600        5,168,245        1,726,600
                                                  -----------     -----------      -----------      -----------


                   The accompanying notes are an integral part
                         of these financial statements.

                            BLUE RIDGE ENERGY, INC.
                       CONDENSED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)



                                                               6 MONTHS ENDED              3 MONTHS ENDED
                                                           JUNE 30,     JUNE 30,        JUNE 30,     JUNE 30,
                                                             1999         1998            1999         1998
                                                         -----------  -----------     ----------   -----------
CASH FLOWS FROM
OPERATING ACTIVITIES:
     Net Income (Loss)                                   $   292,968  $   132,706     $   60,994   $   (37,075)
     Adjustments to Reconcile Net Income to
     Net Cash Flows from Operating Activities:
          Depreciation, Depletion and Amortization            22,070           53         19,038            38
          Increase (Decrease) in Deferred Taxes              144,281       81,336         30,041        (2,287)
          (Decrease) in Drilling Advances                   (284,074)        --             --            --
          Decrease (Increase) in Accounts Receivable          73,534     (340,905)       522,928       195,565
          Increase (Decrease) in Accounts Payable
               and Accrued Liabilities                         3,816      (28,241)        25,541       (12,960)
                                                         -----------  -----------     ----------   -----------
NET CASH (USED) BY
  OPERATING ACTIVITIES                                       252,595     (155,051)       658,542       143,281

CASH FLOWS FROM
INVESTING ACTIVITIES:
     Decrease (Increase) in Advances to Affiliate          1,209,156     (161,838)       155,156      (271,313)
     Decrease (Increase) in Other Assets                      54,873      (11,583)        (6,707)      (34,399)
     Purchase of Drilling Equipment                       (2,089,484)        --         (997,150)         --
     Purchase of Oil and Gas Properties                     (296,409)     (99,905)       (33,847)      (63,987)
                                                         -----------  -----------     ----------   -----------
NET CASH PROVIDED (USED)
  IN INVESTING ACTIVITIES                                 (1,121,864)    (273,326)      (882,548)     (369,699)
CASH FLOWS FROM
FINANCING ACTIVITIES:
     Additions to long term debt                             587,603         --          195,269          --
     Payments of long term debt                             (141,000)      (4,000)       (90,500)         --
     Issuance of Preferred Stock                             227,425      351,270        223,675       351,269
     Retirement of Common Stock                              (15,000)        --             --            --
     Payments of Preferred Stock Dividends                  (147,923)    (151,312)       (72,546)      (76,427)
                                                         -----------  -----------     ----------   -----------
NET CASH PROVIDED (USED)
  BY FINANCING ACTIVITIES                                    511,105      195,958        255,898       274,842
                                                         -----------  -----------     ----------   -----------
NET INCREASE (DECREASE) IN CASH                             (358,164)    (232,419)        31,892        48,424
CASH AT BEGINNING OF PERIOD                                  480,952      367,455         90,896        86,612
                                                         -----------  -----------     ----------   -----------
CASH AT END OF PERIOD                                    $   122,788  $   135,036     $  122,788   $   135,036
                                                         ===========  ===========     ==========   ===========


SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION:
     Cash Paid for Interest                              $     5,062  $      --       $    5,062   $      --
                                                         ===========  ===========     ==========   ===========

     Cash Paid for Income Taxes                          $      --    $      --       $     --     $      --
                                                         ===========  ===========     ==========   ===========



                  The accompanying notes are an integral part
                         of these financial statements.

                             BLUE RIDGE ENERGY, INC.
                     NOTES TO CONDENSED FINANCIAL STATEMENTS

                             JUNE 30, 1999 AND 1998
                                  (UNAUDITED)

1.       OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Blue Ridge Energy, Inc., (the Company), a Nevada corporation, was organized in November, 1994, as Gem Source, Incorporated (Gem Source), and subsequently changed the name of the Company to Blue Ridge Energy, Inc. in May 1996. The Company has offices at 632 Adams Street, Suite 710, Bowling Green, Kentucky, 42101 (See Note 3).

The Company is engaged in the exploration and development of oil and gas leases located primarily in Texas and Kentucky through one or more of the following activities: (i) acquisition of oil and gas leases, (ii) investment in partnerships sponsored by itself or affiliates; (iii) purchase of producing oil and gas properties, and (iv) acquisition of oil and gas companies which own properties and/or production. Wells drilled by the Company include both exploratory and development wells.

The Company intends to maintain an active role in the oil and gas industry as an operator of oil and gas wells, a sponsor of oil and gas drilling programs, a participant in oil and gas programs, and as an independent producer of oil and gas.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Drilling Operations

The Company follows the completed contract method of accounting for turnkey drilling arrangements. Under this method, all drilling advances, direct costs, and appropriate portions of indirect costs related to contracts in progress are recognized as revenues and expenses in the period the contracts are substantially complete. This accounting method has been utilized by the Company based on the short term nature of the drilling contracts, i.e. 4-5 days.

Working Interests

Revenues from working interests the Company owns are recognized when the natural gas and oil are produced.

Managed Limited Partnerships

The Company sponsors privately offered limited partnerships for which it serves as the Managing General Partner. The purpose of these partnerships is to acquire and develop oil and gas leases. The partnerships

                            BLUE RIDGE ENERGY, INC.
                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)


enter into turnkey drilling contracts with the Company to drill, complete and equip, if warranted, the oil and gas leases. The Company receives direct compensation, reimbursement of costs and expenses, and revenues related to turnkey drilling contracts. Additionally, the Company earns a carried working interest to the tanks and pays only its pro rata share of well operating costs, while the partnerships pay 100% of the costs of this carried working interest.

Property and Equipment

Property and equipment (other than oil and gas) are stated at cost. Depreciation is recognized on the straight line method over the estimated useful lives of the assets as follows:

                                            Lives (years)
                                            -------------

Machinery and Equipment                          10
Autos and Trucks                                  5
Furniture and Fixtures                           10

The Company follows the successful efforts method of accounting for oil and gas properties, using the lease as its accumulation center for capitalized costs. Under the successful efforts method of accounting, costs which relate directly to the discovery of oil and gas reserves and all development costs are capitalized.

Exploration costs which do not result directly in the discovery of oil and gas reserves are charged to expense as incurred. The capitalized costs, consisting of lease and well equipment, lease acquisition costs and intangible development costs are depreciated, depleted and amortized oil the unit-of-production method, based on estimates of recoverable proved developed oil and gas reserves of each respective lease.

The costs of acquiring undeveloped properties are capitalized as incurred and carried until the property is capitalized as a producing oil and gas property, or is surrendered or otherwise disposed of, at which time the full amount is charged to operations. Maintenance and repairs are charged against operations as incurred. Renewals and betterments which extend the life or improve existing properties are capitalized.

Upon disposition or retirement of property and equipment other than oil and gas properties, the cost and related accumulated depreciation are removed from the accounts and the gain or loss thereon, if any, is credited or charged to income. The Company recognizes the gain or loss on the sale of either a part of a proved oil and gas property or of an entire proved oil and gas property constituting a part of a field upon the sale or other disposition of such. The unamortized cost of tile property or group of properties, a part of which was sold or otherwise disposed of, is apportioned to the interest sold and interest retained on the basis of the fair value of those interests.

Earnings Per Common Share

The Company's basic earnings per common share ("Basic EPS") is based on the weighted average number of common shares outstanding during the respective periods. The income available to common shareholders is computed after deducting dividends on the preferred stock. The convertible preferred stock and outstanding stock warrants are considered anti-dilutive and therefore, excluded from the earnings per share calculations.

                             BLUE RIDGE ENERGY, INC.
                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)


The following is a reconciliation of the numerators and denominators used in the calculation of Basic EPS for tile 6 months and 3 months ended June 30, 1999 and 1998:

                                                             6 Months      3 Months
                                                               1999          1999
                                                            ---------      ---------
Basic EPS computation -
    Net Income                                              $ 292,968      $  60,994
    Less: Preferred Stock Dividends                          (147,923)       (72,546)
                                                            ---------      ---------
    Earnings (Loss) Available to Common Stockholders        $ 145,045      $ (11,552)
                                                            =========      =========


       Dates                                                  Shares        Fraction         Weighted
   Outstanding                                             Outstanding      of Period     Average Shares
   -----------                                             -----------      ---------     --------------

January 1 - June 30                                          5,171,578        100.0%        5,171,578
Common Stock Repurchased February 1                             (5,000)        83.3%           (4,165)
Series B Preferred Converted
    April 1 - June 30                                           53,120         25.0%           13,280
                                                             ---------                      ---------
                                                             5,219,698
                                                             =========
    Weighted Average Shares                                                                  5,180,693
                                                                                             =========


                                                             6 Months      3 Months
                                                               1999           1999
                                                            ---------      ---------

Basic EPS                                                   $    0.03      $    0.00
                                                            ---------      =========


                                                             6 Months       3 Months
                                                               1998           1998
                                                            ----------      ---------

Basic EPS computation -
    Net Income                                              $  132,706      $ (37,705)
    Less: Preferred Stock Dividends                           (151,312)       (72,546)
                                                            ----------      ---------
    Loss Available to Common Stockholders                   $  (18,606)     $(113,502)
                                                            ==========      =========


       Dates                                               Shares          Fraction           Weighted
   Outstanding                                          Outstanding       of Period         Average Shares
   -----------                                          -----------       ---------         --------------

January 1 - June 30                                       1,726,600         100.0%            1,726,600
                                                         ----------                          ----------

    Weighted Average Shares                                                                   1,726,600
                                                                                             ==========



                                                             6 Months       3 Months
                                                               1999           1999
                                                            ---------      ---------

Basic EPS                                                    $ (0.01)       $ (0.07)
                                                             -------        -------

                             BLUE RIDGE ENERGY, INC.
                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)


Income Taxes

Income taxes are provided based on earnings reported for financial statement purposes. The provision for income taxes differ from the amounts currently payable because of temporary differences (primarily intangible drilling costs) in the recognition of certain income and expense items for financial reporting and tax reporting purposes.

Cash Equivalents

For purposes of reporting cash flows, cash includes cash on hand and cash on deposit.

2.       AFFILIATED OIL AND GAS PARTNERSHIPS

The Company provides turnkey drilling services for the various oil and gas partnerships which it sponsors. Fees earned for these drilling services, including the sale of leases to the partnerships, amounted to $3,008,400 and $1,581,181 during the six months ended June 30, 1999 and 1998, respectively. The Company receives a management fee from the partnerships for its services in connection with the selection of the joint venture prospects and the initial operations of the joint venture in addition to syndication fees for funds raised directly by the Company. Management fees and syndication fees earned during the 6 months ended June 30, 1999 and 1998 amounted to $115,675 and $88,675, respectively.

In connection with the sponsorship of oil and gas partnerships, the Company is reimbursed by the partnerships for certain operating and overhead costs incurred on their behalf, including filing fees, legal fees, accounting fees, printing costs and other miscellaneous expenses. These reimbursements totaled $65,415 and $50,672 during the 6 months ended June 30, 1999 and 1998, respectively.

Included in the Company's financial statements are contributions made to the various Company sponsored oil and gas partnerships, less the applicable loss generated by these partnerships relative to the Company's percentage ownership. The Company has allocated, on a pro-rata basis the amounts associated with these investments to the appropriate asset, liability, income and expense accounts.

3.       RELATED PARTY TRANSACTIONS

Stock Transactions

The Company was organized in November, 1994, as a Nevada corporation under the name of Gem Source, Incorporated (Gem Source). In 1995, Gem Source sold 1,633,000 shares for $0.001 per share under Rule 504, an exemption under Regulation D from full registration with the SEC.

Blue Ridge Group, Inc. (BRG) acquired control of Gem Source in March, 1996 when BRG acquired 1,000,000 shares of restricted stock at $0.10 a share. In May 1996, the 2,633,000 outstanding common shares were the subject of a 5 to 1 reverse split and the name of the Company was changed from Gem Source, Incorporated to Blue Ridge Energy, Inc. In June 1996, BRG acquired another 1,000,000 of restricted common stock from the company treasury for $0.05 a share, or $50,000.

                             BLUE RIDGE ENERGY, INC.
                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)


As of June 30, 1999, there are 5,219,698 shares of common stock issued and outstanding. A total of 3,110,575 shares are held by BRG and the remainder of 2,109,123 shares are held by approximately 470 shareholders, 40 of which are original stockholders of the Company.

Advances from Related Parties

During 1998, the Company agreed with Blue Ridge Group, Inc. to acquire and develop oil and gas properties and drilling equipment in the Appalachian Basin of Kentucky. In order to facilitate the acquisition of these properties the Company advanced approximately $1,300,000, bearing interest at 12% per annum, to Blue Ridge Group, Inc. As of June 30, 1999 approximately $98,989 in interest had been earned under this arrangement and the entire balance had been repaid via the drilling of 10 gas wells and the purchase of drilling equipment.

Additionally, Blue Ridge Group, Inc. provides various management, administrative, accounting and geological services for the Company at a rate of $20,000 per month. Blue Ridge Energy also reimbursed Blue Ridge Group for direct costs paid on its behalf. As of June 30, 1999 and 1998, approximately $0 was due and payable to Blue Ridge Group under this arrangement.

4.       PROPERTY AND EQUIPMENT

Property and equipment, stated at cost, consisted of the following at June 30, 1999 and 1998:

                                                                1999           1998
                                                            -----------     ----------

Oil and Gas Properties                                      $   852,308     $  757,280
Drilling Rig and Equipment                                    2,089,484           --
Furniture and Fixtures                                              364            364
                                                            -----------     ----------
                                                              2,942,156        757,644
Less Accumulated Depreciation                                    38,265            154
                                                            -----------     ----------
                                                            $ 2,903,891     $  757,490
                                                            ===========     ==========

Depreciation expense was $20,253 and $53 during the 6 months ended June 30, 1999 and 1998, respectively.

During the first quarter of 1999 the Company consummated the purchase of an Ingersoll Rand drilling rig and its ancillary equipment for approximately $1.35 million of which approximately $600 thousand was provided by long term debt. In June, 1999 the Company consummated the purchase of another Ingersoll Rand drilling rig for approximately $750 thousand.

5.       COMMITMENTS AND CONTINGENCIES

Commitments

The Company has agreed to automatically convert all shares of preferred stock outstanding effective as of the first day the Company's common stock is publicly traded on any exchange or over-the-counter, or June 30, 2000, whichever comes first.

                             BLUE RIDGE ENERGY, INC.
                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (unaudited)


Contingencies

The company's drilling and oil and gas exploration and production operations are subject to inherent risks, including blowouts, fire and explosions which could result in personal injury or death, suspended drilling operations, damage to or destruction of equipment, damage to producing formations and pollution or other environmental hazards. As a protection against these hazards, the Company maintains general liability insurance coverage of approximately $2 million limited to $1 million per occurrence. The Company believes it is adequately insured for public liability and property damage to others with respect to its operations. However, such insurance may not be sufficient to protect the Company against liability for all consequences of well disasters, extensive fire damage, or damage to the environment. The Company has never been fined or incurred liability for pollution or other environmental damage in connection with its operations.

As of June 30, 1999, the Company had no significant customers or suppliers (other than its majority stockholder, Blue Ridge Group, Inc.) which could, individually, have a significant effect on the Company's operations.

The Company conducts its banking relations with two local financial institutions and does not anticipate any significant problems with future credit extensions. A significant amount of the Company's operating funds are maintained in one local bank insured by tile FDIC.

6.       STOCKHOLDERS' EQUITY

The Company is authorized to issue two classes of stock that are designated, respectively, common and preferred stock. The total number of shares of stock which the company initially had the authority to issue was 20,000,000 shares being designated as common stock. As of June 30, 1999, the Company was authorized to issue 25,000,000 shares of stock -- 20,000,000 being designated as common stock and 5,000,000 shares designated as preferred stock.

Common Stock

The Company was organized in November, 1994, as a Nevada corporation under the name of Gem Source, Incorporated (Gem Source) with an initial issuance of 1,000,000 shares of Common Stock with a par value of $0.001 per share. In 1995, Gem Source had an offering of 1,633,000 shares under Rule 504, an exemption under Regulation D from full registration with the SEC to bring the total outstanding shares of common stock to 2,633,000.

Blue Ridge Group, Inc. (BRG) acquired control of Gem Source in March, 1996, when BRG acquired 1,000,000 shares of restricted stock at $0.10 a share. In May 1996, the 2,633,000 outstanding common shares were the subject of a 5 to 1 reverse split resulting in outstanding shares of 526,600 with a par value of $0.005 per share. The name of the Company was also changed from Gem Source to Blue Ridge Energy, Inc. Additionally, in June 1996, BRG acquired another 1,000,000 of restricted common stock from the Company treasury for $0.05 a share, or $50,000 and options to purchase an additional 2,000,000 shares of restricted common stock at $0.05 per share. During February 1998, the Company granted warrants to BRG to purchase an additional 5,000,000 shares of restricted common stock at $0.05 per share.

                            BLUE RIDGE ENERGY, INC.
                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

During 1997, the Company's majority shareholder, Blue Ridge Group, Inc., exercised options to purchase 200,000 shares of the Company's common stock at $0.05 per share or $10,000. Subsequently, Blue Ridge Group, Inc. distributed these shares of stock to investors in several of its partnerships.

During 1998, the Company's majority shareholder, Blue Ridge Group, Inc. exercised options to purchase 2,800,000 shares of the Company's common stock at $0.05 per share, or $140,000. Subsequently, Blue Ridge Group, Inc. distributed 889,425 of these shares to investors in several of its partnerships.

During 1998, the Company authorized the issuance of 1,000,000 shares of Common Stock Warrants ("Warrants") in conjunction with the sale of the Company's Series D Preferred Stock. One Warrant will be issued with each share of Series D Preferred Stock sold and will be exercisable to purchase Blue Ridge Energy, Inc. Common Stock at $1.00 per share between May 31, 1998 and May 31, 2003.

As of June 30, 1999, there were 305,258 Series D Warrants issued and outstanding, none of which had been exercised.

Series A Preferred Stock

During May 1996, the Company authorized the issuance and sale of 300,000 shares of Series A Preferred Stock ("Series A Stock") which has a par value of $0.001 per share, at $3.00 per share. The Series A Stock bears a 12% per annum dividend payable monthly. Each share of the Series A Stock shall be converted automatically into one (1) share of Common Stock effective when a registration statement for the Common Stock is filed with the U.S. Securities and Exchange Commission (the "SEC") or September 30, 1998, whichever occurs first.

In the event of any liquidation, dissolution or winding up of the Company either voluntary or involuntary, the holders of Series A Stock shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds of the Company to the holders of Common Stock the amount of $3.00 per share plus all unpaid dividends on such share of each share of Series A Stock then held by the shareholder.

In a Confidential Private Placement Memorandum dated July 25, 1996, the Company offered 300,000 shares of Series A Stock in exchange for partnership interests in Target Leasing, Ltd. I. The value assigned to the properties acquired of $154,810 10 in addition to net proceeds received of $ 122,881 resulted in total consideration received of $277,691. At June 30, 1999 and 1998 there were -0- and 297,746 shares of Series A Stock issued and outstanding, respectively.

Series B Preferred Stock

During 1996, the Company authorized the issuance and sale of 300,000 shares of Series B Preferred Stock ("Series B Stock") which has a par value of $0.001 per share, at $3.00 per share. The Series B Stock bears a 12% per annum dividend payable monthly. Each share of the Series B Stock shall be converted automatically into two (2) shares of Common Stock effective when a registration statement for the Common Stock is filed with the SEC OF two years from issuance, whichever occurs first.

                             BLUE RIDGE ENERGY, INC.
                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)


In the event of any liquidation, dissolution or winding up of the Company either voluntary or involuntary, the holders of Series B Stock shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds of the Company to the holders of Common Stock, but subordinate to the liquidation preference of the Series A Stock, the amount of $3.00 per share plus all unpaid dividends on such share of each share of Series B Stock then held by the shareholder.

At June 30, 1999 and 1998 there were 600 and 202,374 shares of Series B Stock issued and outstanding.

Series C Preferred Stock

During 1997, the Company authorized the issuance and sale of 400,00 shares of Series C Preferred Stock ("Series C Stock") which has a par value of $0.001 per share at $6.00 per share. The Series C Stock bears a 12% per annum dividend payable monthly. Each share of the Series C Stock shall be converted automatically into two (2) shares of Common Stock effective when a registration statement for the Common Stock is filed with the SEC or two years from issuance, whichever occurs first.

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series C Stock shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds of the Company to the holders of Common Stock, but subordinate to the liquidation preference of the Series A Stock and the Series B Stock, the amount of $6.00 per share plus all unpaid dividends on such share of each share of Series C Stock then held by the shareholder.

At June 30, 1999 and 1998, there were 169,450 shares of Series C Stock issued and outstanding.

Series D Preferred Stock

During 1998, the Company authorized the issuance and sale of 1,000,000 shares of Series D Preferred Stock ("Series D Stock") which has a par value of $0.001 per share at $5.00 per share. The Series D Stock bears a 12% per annum dividend payable monthly. In addition, the Company will issue one Common Stock Warrant exercisable to purchase one share of the Company's Common Stock for $ 1.00 with each share of Series D Stock sold. Each share of the Series D Stock shall be converted automatically into one (1) share of Common Stock effective when a registration statement for the Common Stock is filed with the SEC or two years from issuance, whichever occurs first.

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series D Stock shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds of the Company to the holders of Common Stock, but subordinate to the liquidation preference of the Series A Stock, the Series B Stock and the Series C Stock, the amount of $5.00 per share plus all unpaid dividends on such share of each share of Series D Stock then held by the shareholder.

At June 30, 1999, there were 305,258 shares of Series D Stock issued and outstanding. The total amount received from the sale of this stock was $1,831,548 less expenses paid of $537,753.

                             BLUE RIDGE ENERGY, INC.
                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)



7.       SUBSEQUENT EVENTS

Beginning in the first quarter of 1999, the Company has been negotiating with Premier Energy, LLC to purchase its 50% interest in Stone Mountain Energy, LLC of Kingsport, Tennessee. Stone Mountain Energy, LLC owns a 150 mile natural gas pipeline project which will run from Harlan county in eastern Kentucky to Knoxville, Tennessee. Subsequent to June 30, 1999 these negotiations were terminated with no agreement being reached.

                                    PART III

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                                  DESCRIPTION
-------                                 -----------

(3)(i)              Articles of Incorporation of Blue Ridge Energy, Inc.*

(3)(ii)             Bylaws of Blue Ridge Energy, Inc.*

(10)                Material contracts*

(11)                Computation of per share earnings
                    - included in Part F/S

--------------------

* The Registrant plans to request a Temporary Hardship Exemption under Rule 201 of Regulation S-T with respect to the electronic filing of Exhibits as required under Rule 601 of Regulation S-B. Such hardship exemption is being requested due to unanticipated technical difficulties encountered with the electronic filing (this being the Company's initial registration statement on Form 10-SB) of the numerous legal documents and material contracts required under Rule 601 of Regulation S-B.

The Company anticipates filing all required exhibits within 15 to 30 days from the filing of this registration statement.

                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

                                   Blue Ridge Energy, Inc.
                                   Registrant


Date:   September 24, 1999          By:      /s/ ROBERT D. BURR
                                             -----------------------------------
                                             Robert D Burr,
                                             Chairman of the Board, President
                                             and Chief Executive Officer

Date:   September 24, 1999          By:      /s/ J. THOMAS COOK, JR.
                                             -----------------------------------
                                             J. Thomas Cook, Jr.
                                             Director, Senior Vice President-
                                             Finance and Chief Financial Officer

Date:   September 24, 1999          By:      /s/ GREGORY B. SHEA
                                             -----------------------------------
                                             Gregory B. Shea
                                             Director, Senior Vice President-
                                             Operations

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                                  DESCRIPTION
-------                                 -----------

(3)(i)              Articles of Incorporation of Blue Ridge Energy, Inc.*

(3)(ii)             Bylaws of Blue Ridge Energy, Inc.*

(10)                Material contracts*

(11)                Computation of per share earnings
                    - included in Part F/S

--------------------

* The Registrant plans to request a Temporary Hardship Exemption under Rule 201 of Regulation S-T with respect to the electronic filing of Exhibits as required under Rule 601 of Regulation S-B. Such hardship exemption is being requested due to unanticipated technical difficulties encountered with the electronic filing (this being the Company's initial registration statement on Form 10-SB) of the numerous legal documents and material contracts required under Rule 601 of Regulation S-B.

The Company anticipates filing all required exhibits within 15 to 30 days from the filing of this registration statement.